P.E.
6/30/05

0-1375


SEC MAIL PROCESSING
RECEIVED
DEC 0 1 2005


05073277


Farmer Brothers
COFFEE

PROCESSED
DEC 0 7 2005
THOMSON
FINANCIAL

Farmer Bros. Co.

2005

ANNUAL REPORT

Five-Year Selected Financial Data

(In thousands, except per share amounts)

	For the fiscal years ended June 30,				
	2005	2004	2003	2002	2001
Net sales	$198,420	$193,589	$201,558	$205,857	$215,431
(Loss) income from operations	$ (6,583)	$ 3,763	$ 23,888	$ 38,210	$ 42,115
Net (loss) income	$ (5,427)	$ 12,687	$ 23,629	$ 30,569	$ 36,178
Net (loss) income per common share (a)	$ (0.40)	$ 0.81	$ 1.30	$ 1.65	$ 1.96
Dividends per common share (a)	$ 0.40	$ 0.38	$ 0.36	$ 0.34	$ 0.32
Current assets	$245,219	$252,720	$346,617	$348,434	$318,879
Current liabilities	$ 20,693	$ 21,189	$ 16,659	16,259	17,655
Working capital	$224,526	$231,531	$329,958	$332,175	$301,334
Capital expenditures	$ 8,832	$ 7,683	$ 9,089	$ 5,039	$ 5,912
Total liabilities	$ 50,037	$ 48,173	$ 47,270	$ 44,471	$ 43,347
Total stockholders' equity	$264,886	$269,698	$369,145	$373,053	$347,048
Total assets	$314,923	$317,871	$416,415	$417,524	$390,395

(a) All per share disclosures have been adjusted to reflect the stock split that became effective on May 10, 2004.

FARMER BROS. CO.

20333 South Normandie Avenue
Torrance, California 90502

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MONDAY, NOVEMBER 28, 2005

TO THE STOCKHOLDERS OF FARMER BROS. CO.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Farmers Bros. Co., a Delaware corporation (the "Company" or "Farmer Bros."), will be held at the principal office of the Company located at 20333 South Normandie Avenue, Torrance, California 90502 on Monday, November 28, 2005, at 10:00 a.m., Pacific Standard Time, for the following purposes:

1. To elect two Class II directors to a three-year term of office expiring at the 2008 Annual Meeting of Stockholders;
2. To ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2006; and
3. To transact such other business as may properly come before the Annual Meeting or any continuation, postponement or adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on October 10, 2005, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any continuation, postponement or adjournment thereof.

By Order of the Board of Directors



John M. Anglin
Secretary

Torrance, California
October 24, 2005

PLEASE SUBMIT A PROXY AS SOON AS POSSIBLE SO THAT YOUR SHARES CAN BE VOTED AT THE ANNUAL MEETING IN ACCORDANCE WITH YOUR INSTRUCTIONS. FOR SPECIFIC INSTRUCTIONS ON VOTING, PLEASE REFER TO THE INSTRUCTIONS ON THE PROXY CARD OR THE INFORMATION FORWARDED BY YOUR BROKER, BANK OR OTHER HOLDER OF RECORD. EVEN IF YOU HAVE VOTED YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE IN PERSON AT THE ANNUAL MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM SUCH BROKER, BANK OR OTHER NOMINEE.

YOUR VOTE IS IMPORTANT. PLEASE VOTE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

TABLE OF CONTENTS

FARMER BROS. CO.

20333 South Normandie Avenue
Torrance, California 90502

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board of Directors" or the "Board") of Farmer Bros. Co., a Delaware corporation (the "Company" or "Farmer Bros."), for use at the 2005 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Monday, November 28, 2005, at 10:00 a.m., Pacific Standard Time, or at any continuation, postponement or adjournment thereof, for the purposes discussed in this Proxy Statement and in the accompanying Notice of Annual Meeting, and any business properly brought before the Annual Meeting. Proxies are solicited to give all stockholders of record an opportunity to vote on matters properly presented at the Annual Meeting. The Company intends to mail this Proxy Statement and accompanying proxy card on or about October 24, 2005 to all stockholders entitled to vote at the Annual Meeting. The Annual Meeting will be held at the principal office of the Company located at 20333 South Normandie Avenue, Torrance, California 90502.

Who Can Vote

You are entitled to vote if you were a stockholder of record of Farmer Bros. common stock (the "Common Stock") as of the close of business on October 10, 2005. Your shares may be voted at the Annual Meeting only if you are present in person or represented by a valid proxy.

Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly and mailing of this Proxy Statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding shares of Common Stock in their names that are beneficially owned by others to forward to these beneficial owners. The Company may reimburse persons representing beneficial owners for their costs of forwarding the solicitation materials to the beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid to directors, officers or employees for such services.

Voting of Shares

Stockholders of record as of the close of business on October 10, 2005 are entitled to one vote for each share of Common Stock held on all matters to be voted upon at the Annual Meeting. There is no cumulative voting in the election of our directors. You may vote by attending the Annual Meeting and voting in person. You may also vote by completing and mailing the enclosed proxy card. If your shares are held by a bank, broker or other nominee, please refer to the instructions they provide for voting your shares. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the Annual Meeting, and not revoked or superseded, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies.

YOUR VOTE IS IMPORTANT. PLEASE VOTE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

Counting of Votes

All votes will be tabulated by the inspector of election appointed for the Annual Meeting who will separately tabulate affirmative and negative votes and abstentions. Shares held by persons attending the Annual Meeting but not voting, shares represented by proxies that reflect abstentions as to a particular proposal and broker "non-votes" will be counted as present for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares.

Directors are elected by a plurality of votes cast, so abstentions and broker non-votes will not be counted in determining which nominees received the largest number of votes cast. The ratification of the selection of Ernst & Young LLP requires the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against such proposal and broker non-votes will have no effect on the result of the votes on such proposal.

Shares Outstanding and Quorum

At the close of business on October 10, 2005, 16,075,080 shares of Common Stock were outstanding and entitled to vote. The Company has no other class of securities outstanding. A majority of the outstanding shares of Common Stock, represented in person or by proxy, will constitute a quorum at the Annual Meeting.

Proxy Card and Revocation of Proxy

You may vote by completing and mailing the enclosed proxy card. If you sign the proxy card but do not specify how you want your shares to be voted, your shares will be voted by the proxy holders named in the enclosed proxy: (i) in favor of the election of all of the director nominees; and (ii) in favor of ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2006. In their discretion, the proxy holders named in the enclosed proxy are authorized to vote on any other matters that may properly come before the Annual Meeting and at any continuation, postponement or adjournment thereof. The Board of Directors knows of no items of business that will be presented for consideration at the Annual Meeting other than those described in this Proxy Statement. In addition, no stockholder proposal or nomination was received on a timely basis in accordance with the requirements of the Company's Bylaws, so no such matters may be brought to a vote at the Annual Meeting.

If you vote by proxy, you may revoke that proxy at any time before it is voted at the Annual Meeting. You may revoke your proxy by sending to the Company's Secretary at the Company's principal office at 20333 South Normandie Avenue, Torrance, California 90502, a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting in person and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

ITEM 1
ELECTION OF DIRECTORS

Under the Company's Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with members of each class serving for a three-year term. Class II consists of two directors, continuing in office until the Annual Meeting. Class I consists of three directors, continuing in office until the 2007 Annual Meeting. Class III consists of two directors, continuing in office until the 2006 Annual Meeting. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that will coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Directors are elected by a plurality of the votes. As a result, the two Class II nominees who receive the largest number of properly cast votes will be elected as directors. Each share of Common Stock is entitled to one vote for each of the two director nominees. Cumulative voting is not permitted. It is the intention of the proxy holders named in the enclosed proxy to vote the proxies received by them for the election of the nominees named below unless authorization to do so is withheld. If any nominee should become unavailable for election prior to the Annual Meeting, an event that currently is not anticipated by the Board, the proxies will be voted for the election of a substitute nominee or nominees proposed by the Nominating Committee of the Board of Directors. Each person nominated for election has agreed to serve if elected and the Board of Directors has no reason to believe that any nominee will be unable to serve.

Guenter W. Berger and Thomas A. Maloof are nominees for re-election to the Board as Class II directors. Each of the nominees would serve until his successor is elected and qualified, or until such director's earlier death, resignation, retirement, disqualification or removal. If elected at the Annual Meeting, Messrs. Berger and Maloof would serve until the 2008 Annual Meeting.

All of the present directors were elected to their current terms by the stockholders, with the exception of Carol Farmer Waite who was appointed by the Board on January 14, 2005, filling a vacancy created by the death of Roy E. Farmer on January 7, 2005. The Board has determined that all nominees for election to the Board at the Annual Meeting and all continuing directors are independent under the revised listing standards of The NASDAQ Stock Market, Inc. ("NASDAQ"), except for Messrs. Carson and Berger and Ms. Waite.

Set forth below is biographical information for each nominee and for each person whose term of office as a director will continue after the Annual Meeting. Other than as disclosed in the footnotes below, none of the directors is a director of any other publicly-held company.

Nominees for Election to a Three-Year Term Expiring at the 2008 Annual Meeting

Name	Age	Served as Director Continuously Since	Principal Occupation for the Last Five Years
Guenter W. Berger(1)	68	1980	Chairman, President and CEO since August 11, 2005; Interim President and CEO from January 9, 2005 through August 10, 2005; Vice President, Production prior to January 9, 2005.
Thomas A. Maloof(2)(3)(4)(5) .	53	2003	From 2001 through June 2005, Chief Financial Officer of Hospitality Marketing Concepts, LLC, Irvine, California, a provider of loyalty membership programs for the hospitality and leisure industries; President of Perinatal Practice Management—Alfigen The Genetics Institute, Pasadena, California, a national genetic testing provider, from 1999-2001.

THE BOARD RECOMMENDS A VOTE "FOR" EACH NAMED NOMINEE.

(1) Member of the ESOP Administrative Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

(4) Member of the Audit Committee

(5) Mr. Maloof is also a director of PC Mall, Inc., a publicly traded company listed on NASDAQ.

PROXY STATEMENT

Directors Continuing in Office Until the 2006 Annual Meeting

Name	Age	Served as Director Continuously Since	Principal Occupation for the Last Five Years
Carol Farmer Waite	58	2005	Retired school teacher with Fountain Valley School District from 1971 through 2004.
John H. Merrell(1)(2)(3)(4)	61	2001	Partner in Accounting Firm of Hutchinson and Bloodgood LLP, Glendale, California.

Directors Continuing in Office Until the 2007 Annual Meeting

Name	Age	Served as Director Continuously Since	Principal Occupation for the Last Five Years
Lewis A. Coffman(2)(3)	86	1983	Retired (former Vice President, Sales from 1981-1986).
Kenneth R. Carson	65	2004	Retired (former Vice President, Sales from March 1990 through July 30, 2004).
John Samore, Jr.(1)(2)(3)(4)	59	2003	Independent Consultant and CPA, Los Angeles, California since 2003; Tax Partner with Arthur Andersen LLP, Los Angeles, California, from 1971 to 2002.

(1) Member of the ESOP Administrative Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

(4) Member of the Audit Committee

ITEM 2
RATIFICATION OF SELECTION
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2006, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. EY has audited the Company's financial statements since 1997. EY has no direct financial interest or any material indirect financial interest in the Company or its subsidiaries. During the past three years, EY has had no connection with the Company or its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee. Representatives of EY are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of EY as the Company's independent registered public accounting firm is not required by the Bylaws or otherwise. However, the Board is submitting the selection of EY to the stockholders for ratification as a matter of corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote is required to ratify the selection of EY.

The following resolution will be presented at the Annual Meeting:

> "RESOLVED, that the appointment by the Audit Committee of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2006 is hereby ratified, confirmed and approved."

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

Directors and Executive Officers

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 10, 2005 by: (i) each director and nominee; (ii) the Company's Chief Executive Officer, and each of its other most highly compensated executive officers for fiscal 2005 (collectively, the "Named Executive Officers"); and (iii) all directors and nominees, Named Executive Officers and executive officers of the Company as a group:

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Guenter W. Berger	7,817(2)	*
Kenneth R. Carson	5,357(3)	*
Lewis A. Coffman	150	*
Michael J. King	2,437(4)	*
Thomas A. Maloof	—	—
John H. Merrell	500(5)	*
John Samore, Jr.	500(6)	*
John E. Simmons	6,477(7)	*
Carol Farmer Waite	6,318,997(8)	39.3%
All directors and executive officers as a group (10 persons)	6,342,235	39.5%

* Less than 1%

(1) Information in this table is based on the Company's records and information provided by directors, nominees, Named Executive Officers and executive officers. Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors and nominees, Named Executive Officers and executive officers has sole voting and/or investment power with respect to such shares.

(2) Includes 5,060 shares held in trust with voting and investment power shared by Mr. Berger and his wife, and 2,757 shares beneficially owned by Mr. Berger through the Company's Employee Stock Ownership Plan ("ESOP"), rounded to the nearest whole share.

(3) Includes 1,500 shares owned outright, 2,857 shares beneficially owned by Mr. Carson through an IRA and 1,000 shares voted as custodian for Mr. Carson's minor grandchildren.

(4) Beneficially owned by Mr. King through the ESOP, rounded to the nearest whole share.

(5) Held in a revocable living trust with voting and investment power shared by Mr. Merrell and his wife.

(6) Held in a revocable living trust with voting and investment power shared by Mr. Samore and his wife.

(7) Includes 3,720 shares owned outright and 2,757 shares beneficially owned by Mr. Simmons through the ESOP, rounded to the nearest whole share.

(8) Held in various family trusts of which Ms. Waite is the sole trustee, co-trustee, beneficiary and/or settlor. Ms. Waite is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in a revocable family trust of which she is the sole trustee, beneficiary and settlor, and over which she has sole voting and dispositive power; and (ii) 6,311,651 shares of Common Stock as successor co-trustee of various family trusts, for the benefit of herself and family members, and over which she has shared voting and dispositive power with Jeanne Farmer Grossman and/or Richard Farmer. Ms. Waite disclaims beneficial ownership of 14,474 shares held in trusts for the benefit of her nephews.

Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 10, 2005 (except as otherwise stated in the footnotes), by all persons (including any group deemed a "person" under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) known by the Company to be a beneficial owner of more than five percent (5%) of the Common Stock as of such date:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Farmer Group	6,398,781 shares(2)	39.8%
Employee Stock Ownership Plan	2,990,897 shares(3)	18.6%
Franklin Mutual Advisers, LLC	2,093,533 shares(4)	13.0%

(1) Information in this table regarding beneficial owners of more than five percent (5%) of the Common Stock is based on information provided by them or obtained from filings under the Exchange Act. Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the beneficial owners of more than five percent (5%) of the Common Stock has sole voting and/or investment power with respect to such shares. In accordance with the beneficial ownership regulations, the same shares of Common Stock may be included as beneficially owned by more than one individual or entity. The address for all beneficial owners except Franklin Mutual Advisers, LLC is c/o Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502.

(2) For purposes of Section 13 of the Exchange Act, Carol Farmer Waite, Richard Farmer, Jeanne Farmer Grossman, Emily Farmer, the Survivor's Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the "Survivor's Trust"), the Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the "Marital Trust"), and Trust A created under the Roy E. Farmer Trust dated October 11, 1957 ("Trust A"), comprise a group (the "Farmer Group"). The Farmer Group is deemed to be the beneficial owner of all shares beneficially owned by its members with shared power to vote and dispose of such shares. Each member of the Farmer Group is the beneficial owner of the following shares:

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of Class	Shares Disclaimed	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power
Carol Farmer Waite	6,318,997 shares	39.3%	14,474 shares	21,820 shares	6,311,651 shares
Richard Farmer	4,553,290 shares	28.3%	12,120 shares	21,820 shares	4,543,590 shares
Jeanne Farmer Grossman	4,129,911 shares	25.7%	6,030 shares	9,550 shares	4,126,391 shares
Trust A	1,463,640 shares	9.1%	—	1,463,640 shares	—
Marital Trust	870,045 shares	5.4%	—	870,045 shares	—
Survivor's Trust	857,769 shares	5.3%	—	857,769 shares	—
Emily Farmer	857,769 shares	5.3%	—	—	857,769 shares

(3) There are 605,314 allocated shares and 2,385,583 shares as yet unallocated to plan participants. Under the terms of the ESOP, unallocated shares and allocated shares which ESOP participants have failed to vote will be voted proportionately to the vote of allocated shares by ESOP participants.

(4) According to a Schedule 13F filed with the Securities and Exchange Commission (the "SEC") on June 30, 2005 by Franklin Mutual Advisers, LLC ("Franklin"), Franklin on that date beneficially owned 2,093,533 shares (13.0%). Franklin is reported to have sole voting and investment power over these shares pursuant to certain investment advisory contracts with one or more of Franklin's clients, which advisory clients are the record owners of the 2,093,533 shares. Franklin's address is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078, Attention: Bradley Takahashi.

BOARD AND COMMITTEE MATTERS

Board Meetings

The Board held eight meetings during fiscal 2005. Each director attended at least 75% of the total number of meetings of the Board of Directors (held during the period for which he or she has been a director) and committees of the Board on which he or she served (during the periods that he or she served) during fiscal 2005. In addition, the independent directors held six executive sessions during fiscal 2005. Each independent director attended at least 75% of the total number of executive sessions during fiscal 2005.

Although it is customary for all Board members to attend, the Company has no formal policy in place with regard to Board members' attendance at its annual meetings of stockholders. All members of the Board were present at the 2004 Annual Meeting of Stockholders held on December 14, 2004.

Corporate Governance

The Board maintains charters for select committees. In addition, the Board has adopted a written Code of Conduct for all employees, officers and directors, and a Code of Ethics, within the meaning of Item 406(b) of Regulation S-K under the Exchange Act, applicable to the Company's Chief Executive Officer and the Company's Chief Financial Officer, who is also the Company's principal accounting officer. To view the charters of the Audit, Nominating and Compensation Committees, the Code of Conduct and the Code of Ethics, please visit the Company's website at *www.farmerbroscousa.com.* (1)

Committees

Audit Committee

The Company has a standing Audit Committee established in accordance with applicable provisions of the Exchange Act. The Audit Committee's principal purposes are to oversee the accounting and financial reporting processes of the Company, the audits of the financial statements of the Company, and the qualifications and independence of the independent registered public accounting firm. The Audit Committee carries out its responsibilities in accordance with the terms of its charter. During fiscal 2005, the Audit Committee met eight times. John H. Merrell serves as Chairman, and Thomas A. Maloof and John Samore, Jr. serve as members of the Audit Committee. The Board has determined that at least one member of the Audit Committee is an "audit committee financial expert" as defined in Item 401(h)(2) of Regulation S-K under the Exchange Act. That person is John H. Merrell, the Audit Committee Chairman. Mr. Merrell is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The Board has determined that all Audit Committee members are independent under the revised listing standards of NASDAQ. The Audit Committee meets the NASDAQ composition requirements, including the requirements regarding financial literacy and financial sophistication.

Nominating Committee

The Nominating Committee is a standing committee of the Board and is comprised of Lewis A. Coffman, Thomas A. Maloof, John H. Merrell and John Samore, Jr. The principal purposes of the Nominating Committee are to identify persons qualified to become Board members and to recommend to the Board individuals to be selected as director nominees for the next annual meeting of stockholders or for appointment to vacancies on the Board. The Board has determined that all Nominating Committee members are independent under the revised listing standards of NASDAQ.

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(1) This website address is not intended to function as a hyperlink, and the information contained in the Company's website is not intended to be a part of this Proxy Statement.

The Nominating Committee believes that its slate of nominees should include: the Chief Executive Officer of the Company; one or more nominees with upper management experience with the Company or in the coffee industry; three nominees who are independent and have the requisite accounting or financial qualifications to serve on the Audit Committee; and at least three nominees who are independent and have executive compensation experience to serve on the Compensation Committee. All nominees should contribute substantially to the Board's oversight responsibilities. The Nominating Committee met two times in fiscal 2005 to recommend an appointee to a vacancy on the Board and to nominate directors for election at the Annual Meeting.

The Nominating Committee will consider recommendations for director nominees from Company stockholders. Biographical information and contact information for proposed candidates should be sent to Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502, Attention: Secretary, subject to the notice provisions described below under the caption "Other Matters - Stockholder Proposals and Nominations." The Nominating Committee will evaluate candidates proposed by stockholders using the following criteria: Board needs (see discussion of slate of nominees above); relevant business experience; time availability; absence of conflicts of interest; and perceived ability to contribute to the Company's success.

Compensation Committee

The Compensation Committee is a standing committee of the Board. Thomas A. Maloof serves as Chairman, and Lewis A. Coffman, John H. Merrell and John Samore, Jr. serve as members of the Compensation Committee. The Compensation Committee is responsible for assessing the overall compensation structure of the Company and for administering and reviewing all executive compensation programs, incentive compensation plans and equity-based plans, and all other compensation and benefit programs currently in place at the Company. Additionally, the Compensation Committee is responsible for reviewing and evaluating the performance of the Company's executive officers (including the Chief Executive Officer) and setting compensation for executive officers based on such evaluations. The Compensation Committee met four times in fiscal 2005. The Board has determined that all Compensation Committee members are independent under the revised listing standards of NASDAQ.

Compensation of Directors

Directors of the Company who are also employees of the Company are not separately compensated for their service as directors.

For fiscal 2005, each non-employee director was paid an annual retainer of $25,000 and meeting fees of $1,500 for each Board meeting and committee meeting (if not held in conjunction with a Board meeting) attended, and the Audit Committee Chairman received an additional annual retainer of $2,500. The non-employee directors received the following aggregate amounts of cash compensation for fiscal 2005: Mr. Carson, $37,000; Mr. Coffman, $41,500; Mr. Maloof, $49,000; Mr. Merrell, $56,000; and Mr. Samore, $53,500. Ms. Waite became a non-employee director of the Company on January 14, 2005, after which time she earned $18,500 in cash compensation for fiscal 2005.

For fiscal 2006, each non-employee director will receive an annual retainer of $25,000 and meeting fees of $1,500 for each Board meeting and committee meeting (if not held in conjunction with a Board meeting) attended, except that the per meeting fee for Audit Committee members will be $2,500. The Audit Committee Chairman will receive an annual retainer of $5,000. The Compensation Committee Chairman will receive an annual retainer of $2,500.

The members of the Board are also entitled to reimbursement of travel expenses from outside the greater Los Angeles area, in accordance with Company policy, incurred in connection with attendance at Board and committee meetings.

EXECUTIVE OFFICERS

Name	Age	Position Last Five Years
Guenter W. Berger . . .	68	Chairman, President and CEO since August 11, 2005; Interim President and CEO from January 9, 2005 through August 10, 2005; Vice President, Production prior to January 9, 2005.
Michael J. King	60	Vice President, Sales since August 2004; National Sales Manager from July 1994 through July 2004.
John E. Simmons.	54	Treasurer, Chief Financial Officer.
John M. Anglin(1). . . .	58	Secretary since 2003 and Partner in the law firm of Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP, Pasadena, California since 2002; Partner in the law firm of Walker, Wright, Tyler and Ward, LLP, Los Angeles, California, previously.

(1) Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP provides legal services to the Company.

All officers are elected annually by the Board of Directors and serve at the pleasure of the Board. There are no family relationships between any director or executive officer. Carol Farmer Waite is the sister of the late Roy E. Farmer and the daughter of the late Roy F. Farmer.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by the Named Executive Officers for all services rendered in all capacities to the Company and its subsidiaries for the fiscal years 2003 through 2005.

Summary Compensation Table

	Annual Compensation			
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)
GUENTER W. BERGER	2005(2)	263,961	150,000	21,851(3)
Chairman, President and CEO	2004	250,788	100,000	17,040(3)
(Former Vice President, Production)	2003	244,477	100,000	17,317(3)
ROY E. FARMER	2005(4)	523,212	—	21,456(5)
Deceased—Former Chairman,	2004	498,411	400,000	16,678(5)
President and CEO	2003	335,585	400,000	17,082(5)
MICHAEL J. KING	2005	204,981	100,000	20,434(6)
Vice President, Sales (8/04 to Present)	2004	168,967	—	13,850(6)
National Sales Manager (7/94-7/04)	2003	162,919	—	13,567(6)
JOHN E. SIMMONS	2005	236,179	100,000	21,369(7)
Treasurer and CFO	2004	228,555	100,000	16,598(7)
	2003	203,472	100,000	16,833(7)

(1) Awarded under the Company's 1982 Incentive Compensation Plan for the years indicated, paid during the following year, consistent with past practice.

(2) Mr. Berger served as Vice President, Production through January 8, 2005, became Interim President and CEO on January 9, 2005, and became Chairman, President and CEO on August 11, 2005. Information in the table reflects all compensation during fiscal 2005 in all such capacities.

(3) Includes: (i) the dollar value of benefits under the Company's executive life insurance plan of $700, $630 and $698; and (ii) allocations under the ESOP of $16,617, $16,410 and $21,153, for fiscal 2003, 2004 and 2005, respectively.

(4) Information through January 7, 2005, Mr. Farmer's date of death.

(5) Includes: (i) the dollar value of benefits under the Company's executive life insurance plan of $465, $425 and $303; and (ii) allocations under the ESOP of $16,617, $16,253 and $21,153, for fiscal 2003, 2004 and 2005, respectively.

(6) Includes: (i) the dollar value of benefits under the Company's executive life insurance plan of $251, $226 and $283; and (ii) allocations under the ESOP of $13,316, $13,624 and $20,151, for fiscal 2003, 2004 and 2005, respectively.

(7) Includes: (i) the dollar value of benefits under the Company's executive life insurance plan of $216, $148 and $216; and (ii) allocations under the ESOP of $16,667, $16,450 and $21,153, for fiscal 2003, 2004 and 2005, respectively.

PROXY STATEMENT

Retirement Plan

The following table shows estimated annual benefits payable for the 2005 plan year under the Company's retirement plan ("Retirement Plan") upon retirement at age 62 to persons at various average compensation levels and years of credited service based on a straight-life annuity. The Retirement Plan is a contributory defined benefit plan covering all non-union Company employees. The following figures assume that employee contributions (2% of annual gross earnings) are made throughout the employees' first five years of service and are not withdrawn. After five years of participation in the Retirement Plan, employees make no further contributions. Benefits under a predecessor plan are included in the following figures. Maximum annual combined benefits under both plans generally cannot exceed the lesser of $205,000 or the average of the employee's highest three years of compensation.

Annualized Pension Compensation for Highest 60 Consecutive Months in Last Ten Years of Employment	Credited Years of Service			
	20	25	30	35
$100,000	$30,000	$37,500	$45,000	$ 52,500
$125,000	$37,500	$46,875	$56,250	$ 65,625
$150,000	$45,000	$56,250	$67,500	$ 78,750
$170,000	$52,500	$65,625	$78,750	$ 91,875
$200,000	$60,000	$75,000	$90,000	$105,000
$250,000	$61,500	$76,875	$92,250	$107,625

The earnings of executive officers by which benefits in part are measured consist of the amounts reportable under "Annual Compensation" in the Summary Compensation Table less certain allowance items (none in 2005).

The five year average compensation for purposes of the Retirement Plan of each of the Named Executive Officers and the number of years of service rounded to the nearest year (as of December 31, 2004) and credited to each of them under the Retirement Plan were as follows: Roy E. Farmer—$694,205 (28 years); Guenter W. Berger—$343,529 (40 years); Michael J. King—$164,079 (31 years); and John E. Simmons—$288,632 (23 years). After 39 years of credited service, Guenter W. Berger began receiving maximum benefits in July 2004.

The above straight-life annuity amounts are not subject to deductions for Social Security or other offsets. Other payment options, one of which is integrated with Social Security benefits, are available.

Change in Control Arrangements

On January 28, 2005, the Company entered into a Change in Control Severance Agreement (each a "Severance Agreement" and collectively, the "Severance Agreements") with each of Guenter W. Berger, Michael J. King and John E. Simmons, as Named Executive Officers, which provides certain severance benefits to such persons in the event of a Change in Control (as generally defined below). Each Severance Agreement expires at the close of business on December 31, 2005, subject to automatic one year extensions unless the Company or such Named Executive Officer notified the other no later than September 30, 2005 that the term would not be extended. Neither the Company nor any Named Executive Officer notified the other that the term would not be extended, so the term of each Severance Agreement has been extended to December 31, 2006, subject to possible further extensions. Notwithstanding the foregoing, if prior to a Change in Control, a Named Executive Officer ceases to be an employee of the Company, his Severance Agreement will be deemed to have expired.

Under each of the Severance Agreements, a Change in Control generally will be deemed to have occurred at any of the following times: (i) upon the acquisition by any person, entity or group of beneficial ownership of 50% or more of either the then outstanding Common Stock or the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors; (ii) at the time individuals making up the Incumbent Board (as defined in the Severance Agreements) cease for any reason to constitute at least a majority of the Board; or (iii) the approval of the stockholders of the Company of a reorganization, merger, consolidation, complete liquidation, or dissolution of the Company, the sale or disposition of all or substantially all of the assets of the Company or any similar corporate transaction (other than any transaction with respect to which persons who were the stockholders of the Company immediately prior to such transaction continue to represent at least 50% of the outstanding Common Stock of the Company or such surviving entity or parent or affiliate thereof immediately after such transaction).

Under each Severance Agreement, if (i) a Change in Control occurs and the Named Executive Officer's employment is terminated within the two years following the occurrence of the Change in Control by the Company other than for Cause, Disability (each as defined in the Severance Agreements) or death, or by Resignation for Good Reason (as defined in the Severance Agreements), or (ii) a Threatened Change in Control (as defined in the Severance Agreements) occurs and the Named Executive Officer's employment is terminated during the Threatened Change in Control Period (as defined in the Severance Agreements) by the Company other than for Cause, Disability or death, or the Named Executive Officer demonstrates to the Incumbent Board that grounds for a Resignation for Good Reason likely will occur if a Change in Control occurs, such Named Executive Officer will be entitled to certain payments and benefits. In the event of such termination, such Named Executive Officer will be entitled to receive the following: (i) his base salary for the two year period following the date of termination, payable semi-monthly; (ii) two consecutive annual payments of fifty percent (50%) of his average bonus as reported in the Company's proxy statement for the last three completed fiscal years prior to the occurrence of the event triggering benefits under the Severance Agreement payable within thirty (30) days after the end of the Company's fiscal year commencing with the first fiscal year-end after such Named Executive Officer's date of termination; (iii) continued participation in the Company's tax-qualified and non-qualified retirement, savings and employee stock ownership plans, and continued health, dental and life insurance benefits, in each case during the two year period following the date of termination (or such shorter period if such Named Executive Officer commences other employment prior to the end of the two year period, subject to certain exceptions in the case of health, dental and life insurance benefits); and (iv) outplacement services in an amount up to $25,000.

Each Severance Agreement provides that while such Named Executive Officer is receiving compensation and benefits thereunder, such Named Executive Officer will not in any manner attempt to induce or assist others to attempt to induce any officer, employee, customer or client of the Company to terminate its association with the Company, nor do anything directly or indirectly to interfere with the relationship between the Company and any such persons or concerns. In the event such Named Executive Officer breaches this provision, all compensation and benefits under the Severance Agreement will immediately cease.

Compensation Committee Report(1)

The Compensation Committee Report for fiscal 2005 is as follows:

Philosophy and Objectives

The Compensation Committee believes that once base salaries of executive officers are established at competitive levels, increases should generally reflect cost of living changes and adjustments for market competitiveness, and that individual performance should be rewarded by bonuses or other incentive compensation awards. The Compensation Committee believes that most of the executive officers will be incentivized to a greater degree by such a program.

Executive Officer Compensation

In 2003 the Compensation Committee obtained a compensation study prepared by Valumetrics Advisors, Inc. relating to officer and director compensation. The report concluded that the current executive officers employed by the Company were underpaid when compared to their counterparts at size-adjusted peer group companies. Consistent with the Compensation Committee's expressed compensation policy of paying a competitive base salary, the Compensation Committee has increased base salaries to Messrs. Berger, Simmons and King for fiscal 2006 to $350,000, $275,000 and $275,000, respectively, to reflect increased responsibilities following the death of Roy E. Farmer. Mr. Berger's base salary is not directly related to Company performance. Mr. Berger also received an award for fiscal 2005 under the Company's 1982 Incentive Compensation Plan (see below).

Incentive Compensation Plan

The Company made awards under its 1982 Incentive Compensation Plan (the "1982 Plan") for fiscal 2005 to three employee executive officers, Messrs. Berger, Simmons and King, to reflect their increased responsibilities following the death of Roy E. Farmer and extraordinary efforts in a challenging year. The Compensation Committee felt that awards were justified in light of the Company's performance in fiscal 2005, although financial results were below those achieved in the prior two years. Total awards for fiscal 2005 were $350,000, as compared to $675,000 for fiscal 2004 and $700,000 for fiscal 2003.

Under the provisions of the 1982 Plan, a percentage of the Company's annual pre-tax income is made available for discretionary cash or deferred awards. The percentage varies from three percent of pre-tax income over $14.0 million to six percent of pre-tax income of $24.0 million or more. The pool available for awards for fiscal 2005 under the Incentive Compensation Plan was in excess of $14.0 million.

(1) The material in this report is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made on, before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

The 1982 Plan has been replaced by a new plan, the Farmer Bros. Co. 2005 Incentive Compensation Plan (the "Plan"), a copy of which was filed as Exhibit 99.1 to the Company's current report on Form 8-K filed with the SEC on October 12, 2005. Executive bonuses for fiscal 2006 will be determined under the Plan. Under the Plan, at the beginning of each fiscal year, the Compensation Committee, as administrator, determines who will participate in the Plan, establishes a target bonus for each participant, and establishes both Company financial performance criteria and individual participant goals for the ensuing year. At year-end, bonuses are awarded based on the level of achievement of Company financial performance criteria and a participant's original goals. The Compensation Committee has discretion to increase, decrease, or entirely eliminate the bonus amount derived from the Plan's formula. The maximum amount that can be awarded under the Plan is within the discretion of the Compensation Committee.

Compensation Committee
of the Board of Directors

Thomas A. Maloof, Chairman
Lewis A. Coffman
John H. Merrell
John Samore, Jr.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Lewis A. Coffman, John H. Merrell, Thomas A. Maloof and John Samore, Jr., all of whom are outside directors. Mr. Coffman is a retired executive officer of the Company.

PERFORMANCE GRAPH

The chart set forth below shows the value of an investment of $100 on June 30, 2000 in each of Farmer Bros. Common Stock, the Russell 2000 Index and the Value Line Food Processing Index. All values assume reinvestment of the pre-tax value of dividends paid by companies included in these indices and are calculated as of June 30 of each year. The historical stock price performance of the Company's Common Stock shown in the performance graph below is not necessarily indicative of future stock performance.

Comparison of Five-Year Cumulative Total Return(1)
Farmer Bros. Co., Russell 2000 Index and Value Line Food Processing Index
(Performance Results through 6/30/05)


$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2000
2001
2002
2003
2004
2005
Farmers Brothers Co.
Russell 2000 Index
Food Processing

	2000	2001	2002	2003	2004	2005
Farmer Brothers Co.	100.00	130.85	206.34	195.01	155.90	131.44
Russell 2000 Index	100.00	97.82	88.29	85.56	112.88	122.06
Food Processing	100.00	121.79	149.77	142.43	178.86	189.54

Source: Value Line, Inc. Factual material is obtained from sources believed to be reliable, but the publisher is not responsible for any errors or omissions contained herein.

(1) The material in this performance graph is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made on, before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

AUDIT MATTERS

Audit Committee Report(1)

The Audit Committee Report for fiscal 2005 is as follows:

1. The Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended June 30, 2005.
2. The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.
3. The Audit Committee has received and reviewed written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with Ernst & Young LLP their independence.
4. Based on the reviews and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, that the audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2005 filed with the SEC on September 13, 2005.

Audit Committee of the Board of Directors

John H. Merrell, Chairman
Thomas A. Maloof
John Samore, Jr.

Independent Registered Public Accounting Firm

The following summarizes the fees paid to EY for the fiscal years ended June 30, 2004 and 2005:

	2005	2004
Audit Fees	$615,000	$244,000
Audit-Related Fees	0	0
Tax Fees	282,000	210,000
All Other Fees	0	0
Total Fees	$897,000	$454,000

Audit fees include aggregate fees billed by EY for the audit of the Company's annual financial statements and review of financial statements included in the Company's quarterly reports on Form 10-Q. The fiscal 2005 audit fees include $390,000 to examine Company documentation related to management reporting under Section 404 of the Sarbanes-Oxley Act of 2002. Tax fees include aggregate fees billed by EY for tax compliance, tax advice and tax planning services, including state tax representation and miscellaneous consulting on federal and state taxation matters. For fiscal 2004 and 2005, EY provided no services other than audit and tax services. The Audit Committee has considered the effect of EY's providing tax services and other non-audit services on the firm's independence.

From and after the effective date of the SEC rule requiring Audit Committee pre-approval of all audit and permissible non-audit services provided by independent registered public accountants, the Audit Committee has pre-approved all audit and permissible non-audit services provided by EY.

(1) The material in this report is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made on, before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company's review of the reports filed by Reporting Persons, and written representations from certain Reporting Persons that no other reports were required for those persons, the Company believes that, during the fiscal year ended June 30, 2005, the Reporting Persons met all applicable Section 16(a) filing requirements, except: (i) a joint report on Form 3 by Carol Farmer Waite, Richard Farmer and Jeanne Farmer Grossman to report the acquisition of beneficial ownership by such persons following the death of Roy E. Farmer on January 7, 2005 was filed late due to the administration of Mr. Farmer's estate; and (ii) a report on Form 4 by John Simmons was filed one date late.

Stockholder Proposals and Nominations

Proposals Pursuant to Rule 14a-8

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the Company's next annual meeting of stockholders. To be eligible for inclusion in the Company's 2006 proxy statement, stockholder proposals must be received by the Company no later than June 26, 2006, and must otherwise comply with Rule 14a-8. While the Board will consider stockholder proposals, the Company reserves the right to omit from the Company's proxy statement stockholder proposals that it is not required to include under the Exchange Act, including Rule 14a-8.

Proposals and Nominations Pursuant to the Company's Bylaws

The Company's Bylaws contain an advance notice provision with respect to matters to be brought at an annual meeting of stockholders, including nominations, and not included in the Company's proxy statement. A stockholder who desires to nominate a director or bring any other business before the stockholders at the 2006 Annual Meeting must notify the Company in writing, must cause such notice to be delivered to or received by the Secretary of the Company no earlier than July 31, 2006, and no later than August 30, 2006, and must comply with the other Bylaw provisions summarized below; provided, however, that in the event that the 2006 Annual Meeting is called for a date that is not within thirty (30) days before or after November 28, 2006, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the 2006 Annual Meeting was mailed or such public disclosure of the date of the 2006 Annual Meeting was made, whichever first occurs.

The Bylaws provide that nominations may be made by the Board, by a committee appointed by the Board or any stockholder entitled to vote in the election of directors generally. Stockholders must provide actual written notice of their intent to make nomination(s) to the Secretary of the Company within the timeframes described above. Each such notice must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person, and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act; and (b) as to the stockholder giving notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

The notice given by a stockholder regarding other business to be brought before an annual meeting of the stockholders must set forth (a) a brief description of the business desired to be brought before the annual meeting and the reason for conducting such business at the annual meeting, (b) the name and record address of such stockholder, (c) the class and number of shares of stock of the Company which are owned beneficially or of record by such stockholder, (d) a description of all arrangements or understandings between such stockholder and any other persons (including their names) in connection with the proposal and any material interest of such stockholder in such business, and (e) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

You may write to the Secretary of the Company at the Company's principal executive office, 20333 South Normandie Avenue, Torrance, California 90502, to deliver the notices discussed above and for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Communication with the Board

The Company's annual meeting of stockholders provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Board on appropriate matters. In addition, stockholders may communicate in writing with any particular director, or the directors as a group, by sending such written communication to the Secretary of the Company at the Company's principal executive office, 20333 South Normandie Avenue, Torrance, California 90502. Copies of written communications received at such address will be provided to the Board or the relevant director unless such communications are considered, in the reasonable judgment of the Secretary, to be inappropriate for submission to the intended recipient(s). Examples of stockholder communications that would be considered inappropriate for submission to the Board include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company's business or communications that relate to improper or irrelevant topics.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of banks and brokers with account holders who are Company stockholders will be "householding" the Company's proxy materials and annual report. A single proxy statement and annual report will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your bank or broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker, or direct your written request to Mr. John E. Simmons, Chief Financial Officer, Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502, or contact Mr. John E. Simmons by telephone at (310) 787-5200. Stockholders who currently receive multiple copies of the proxy statement and annual report at their address and would like to request "householding" of their communications should contact their bank or broker.

Annual Report to Stockholders

The 2005 Annual Report to Stockholders (which includes the Company's Annual Report on Form 10-K, as filed with the SEC for the fiscal year ended June 30, 2005) is included with this Proxy Statement. The Annual Report is neither incorporated by reference in this Proxy Statement nor part of the proxy soliciting material. **A copy of the Company's Annual Report on Form 10-K also may be obtained by persons entitled thereto, without charge, by writing to Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502, Attention: Chief Financial Officer.**

By Order of the Board of Directors



John M. Anglin
Secretary

October 24, 2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

Commission file number: 0-1375

FARMER BROS. CO.

(exact name of registrant as specified in its charter)

Delaware	**95-0725980**
(State of Incorporation)	(I.R.S. Employer Identification No.)

20333 South Normandie Avenue, Torrance, California	**90502**
(address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(310)787-5200**

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	**Name of each exchange on which registered**
Common stock, $1.00 par value	**NASDAQ**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☑ NO ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price at which the Farmer Bros. Co. common stock was sold on June 30, 2005 was approximately $145 million.

On September 1, 2005 the registrant had 16,075,080 shares outstanding of its common stock, par value $1.00 per share, which is the registrant's only class of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: the definitive proxy statement for the fiscal year ended June 30, 2005 that is expected to be filed with the U.S. Securities and Exchange Commission on or before October 28, 2005.

(This page has been left blank intentionally.)

PART I

Item 1. Business

General: Farmer Bros. Co. (the "Company", "we", "our" or "Farmer Bros.") is a manufacturer and distributor of coffee and spices to the institutional food service segment. The Company was incorporated in California in 1923, and reincorporated in Delaware in 2004.

Our product line is specifically focused on the needs of our market segment: restaurants and other institutional food service establishments that prepare and market meals, including hotels, hospitals, convenience stores and fast food outlets. Our product line includes roasted coffee, coffee related products such as coffee filters, sugar and creamers, assorted teas, cocoa, spices, and soup and beverage bases. Our product line presently includes over 300 items. About 50% of our total sales are roasted coffee products. No single product other than coffee accounts for more than 10% of our revenue. Coffee purchasing, roasting and packaging takes place at our Torrance, California plant, which also serves as the distribution hub for our branches.

Sales are made "off-truck" to our institutional food service customers at their places of business by our sales representatives who are responsible for soliciting, selling, collecting from and otherwise maintaining our customer accounts.

Raw Materials and Supplies: Our primary raw material is green coffee, an agricultural commodity. Green coffee is mainly grown outside the United States and can be subject to volatile price fluctuations. Weather, political events, labor actions and armed conflict in coffee producing nations, and government actions, including treaties and trade controls between the U.S. and coffee producing nations, can affect the price of green coffee.

Green coffee prices can also be affected by the actions of producer organizations. The most prominent of these are the Colombian Coffee Federation (CCF), the Association of Coffee Producing Countries (ACPC) and the International Coffee Organization (ICO). These organizations seek to increase green coffee prices largely by attempting to restrict supplies, thereby limiting the availability of green coffee to coffee consuming nations.

Other raw materials used in the manufacture of the non-coffee products ("allied products") in our product line include a wide variety of spices, including pepper, chilies, oregano and thyme, as well as cocoa, dehydrated milk products, salt and sugar. These raw materials are agricultural products and can be subject to wide cost fluctuations. Such fluctuations, however, historically have not had a material effect on our operating results.

Trademarks and Patents: We own 72 registered U.S. trademarks, which are integral to customer identification of our products. It is not possible to assess the impact of the loss of such identification.

Seasonality: We experience some seasonal influences. The winter months are generally the best sales months. However, our product line and geographic diversity provide some sales stability during the warmer months when coffee consumption ordinarily decreases. Additionally, we usually experience an increase in sales during the summer months from seasonal businesses located in vacation areas.

Distribution: Our selling divisions distribute our products to our institutional food service customers at their places of business by our sales representatives. Our distribution trucks are replenished from warehouses located in most large cities in the western United States. We operate our own long haul trucking fleet in an effort to more effectively control the supply of products to these warehouses. Inventory levels are maintained at each branch warehouse consisting of our complete product line and additional safety stocks to accommodate a modest interruption in supply.

Customers: No single customer represents a significant concentration of sales. As a result, the loss of one or more of our larger customer accounts is not likely to have a material adverse effect on our results of operations. We serve a wide variety of customers, from small restaurants and donut shops to large institutional buyers like restaurant chains, hospitals hotels, contract food services and convalescent hospitals. Customer contact, our distribution network and our service quality, are integral to our sales effort.

Competition: We face competition from many sources, including the institutional food service divisions of multi-national manufacturers of retail products such as Procter & Gamble (Folgers Coffee), Kraft Foods (Maxwell House Coffee) and Sara Lee Foods (Superior Coffee), wholesale grocery distributors such as Sysco and U.S. Food Service and regional institutional coffee roasters such as Boyd Coffee Company. Management believes we may have some competitive advantages due to our longevity, strong regional roots and our sales and service force. We differentiate ourselves from our competitors by the quality of our products, our distribution network and our customer service. Some of our competitors do not do their own distribution, however some of our customers do. Some of our customers are "price" buyers, seeking the low cost provider with little concern about service; others find great value in the service programs we provide. We compete well when service and distribution are valued by our customers, and are less effective when only price matters. Our customer base is price sensitive and we are often faced with price competition.

Working Capital: We finance our operations internally, and we believe that working capital from internal sources will be adequate for the coming fiscal year.

Foreign Operations: We have no material revenues from foreign operations.

Other: On June 30, 2005 we employed 1,084 employees; 456 were subject to collective bargaining agreements. Compliance with government regulations relating to the discharge of materials into the environment has not had a material effect on our financial condition or results of operations. The nature of our business does not provide for maintenance of or reliance upon a sales backlog.

We file reports electronically with the U.S. Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q, 8-K and amendments thereto. The public may read and copy any materials filed with the SEC at the SEC's Public Reading Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The site address is http://www.sec.gov.

Our Internet website address is http://www.farmerbroscousa.com (the website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be part of this filing). We make available on our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K including amendments thereto as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. The Company's Code of Ethics for its Principal Executive and Principal Financial officers is also posted on our Internet website.

RISK FACTORS

Certain statements contained in this Annual Report on Form 10-K regarding the risks, circumstances and financial trends that may affect our future operating results, financial position and cash flows may be forward-looking statements within the meaning of federal securities laws. These statements are based on management's current expectations, assumptions, estimates and observations about our business and are subject to risks and uncertainties. As a result, actual results could materially differ from the forward-looking statements contained herein. These forward-looking statements can be identified by the use of words like "expects," "plans," "believes," "intends," "will," "assumes" and other words of similar meaning. These and other similar words can be identified by the fact that they do not relate solely to historical or current facts. While we believe our assumptions are reasonable, we caution that it is impossible to predict the impact of such factors which could cause actual results to differ materially from predicted results. We intend these forward-looking statements to speak only at the time of this report and do not undertake to update or revise these projections as more information becomes available. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The Company's business, its future performance and forward-looking statements are affected by general industry and market conditions and growth rates, general U.S. and non-U.S. economic and political conditions (including the global economy), competition, interest rate and currency exchange rate fluctuations, and other events. The following items are representative of the risks, uncertainties and other conditions that may impact the Company's business, future performance and the forward-looking statements that it makes in this Annual Report on Form 10-K or that it may make in the future. Our actual results could differ materially from projected results due to some or all of the factors discussed below.

OUR EFFORTS TO SECURE AN ADEQUATE SUPPLY OF QUALITY COFFEES MAY BE UNSUCCESSFUL AND EXPOSE US TO COMMODITY PRICE RISK.

Maintaining a steady supply of green coffee is essential to keep inventory levels low and secure sufficient stock to meet customer needs. To help ensure future supplies, we may purchase our coffee on forward contracts for delivery as long as six months in the future. In the event of non-performance by the suppliers, the Company could be exposed to credit and supply risk. Entering into such future commitments also leaves the Company subject to purchase price risk. Various techniques are used to hedge these purchases against untoward price movement. Competitive factors make it difficult for the Company to "pass through" such price fluctuation to its customers. Therefore, unpredictable price changes can have an immediate effect on operating results that cannot be corrected in the short run. To reduce its exposure to the volatile fluctuation of green coffee costs, Farmer Bros. has, from time to time, entered into futures contracts to hedge price-to-be-established coffee purchase commitments. Open contracts associated with these hedging activities are described in Item 7A "Quantitative and Qualitative Disclosures about Market Risk."

INCREASES IN THE COST OF GREEN COFFEE COULD REDUCE OUR GROSS MARGIN AND PROFIT.

Coffee is mainly grown outside the U.S. and can be subject to volatile price fluctuations. Weather, real or perceived shortages, labor actions and political unrest in coffee producing nations, and government actions, including treaties and trade controls between the U.S. and coffee producing nations, can affect the price of green coffee. Green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the International Coffee Organization or the Association of Coffee Producing Countries. These organizations have historically attempted to establish commodity price controls of green coffee through agreements that establish export quotas or by restricting coffee supplies worldwide. These organizations, or others, may succeed in raising green coffee prices.

In the past, we generally have been able to pass increases in green coffee costs to our customers. However, there can be no assurance that we will be successful in passing such fluctuations on to our customers without losses in sales volume or gross margin in the future. Similarly, rapid sharp decreases in the cost of green coffee could also force us to lower sales prices before realizing cost reductions in our green coffee inventory.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT HAVE THE RESOURCES TO COMPETE EFFECTIVELY.

We primarily compete with other coffee companies, including multi-national firms with substantially greater financial, marketing and operating resources than the Company. Large roasters like Folgers (Proctor & Gamble) and Maxwell House (Kraft) have volumes far in excess of ours, with a business model that is substantially different from ours. We compete with those firms and others for a wide variety of customers, from small restaurants and donut shops, to large institutional buyers like restaurant chains, hospitals, hotels, contract food services and convalescent hospitals. If we do not succeed in differentiating ourselves from our competitors or our competitors adopt our strategies, then our competitive position may be weakened. At Farmer Bros. we differentiate ourselves from our competitors by the quality of our products, of our distribution network and our customer service. Some of our competitors do not do their own distribution, but some of our customers do. Some of our customers are "price" buyers, seeking the low cost provider with little concern about service; others find great value in the service programs we provide. We compete well when service and distribution are valued by our customers, and are less effective when only price matters.

CHANGES IN CONSUMER PREFERENCES COULD ADVERSELY AFFECT OUR BUSINESS.

Our continued success depends, in part, upon the demand for coffee. Shifts in consumer preferences away from a "standard" cup of coffee could adversely affect our profitability. Our primary market is restaurants and other food service establishments. We also provide coffee and related products to offices. We believe the success of our market segment is dependent upon personal and business expenditures in restaurants and other food service businesses. There are many beverages, hot and cold, competing for the same restaurant dollar. Our restaurant customers report that competition from such beverages continues to dilute demand for coffee. Consumers who choose soft drinks, bottled water, and flavored coffees and teas are all reducing the restaurant dollar formerly spent on a "standard" cup of coffee. Some restaurants that only sell coffee and flavored coffee products may have expanded the beverage market somewhat, but these coffee shops have also taken market share from existing Farmer Bros. customers. Although we have a line of products that compares favorably with products sold in such "specialty coffee" stores, most of our customers are restaurants that do not specialize in coffee drinks.

REDUCTIONS IN DESCRETIONARY SPENDING COULD ADVERSELY AFFECT OUR BUSINESS.

Our success depends to a significant extent on a number of factors that affect discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. In a slow economy, businesses and individuals scale back their discretionary spending on travel and entertainment, including "dining out." Economic conditions may also cause businesses to reduce travel and entertainment expenses, and even cause office coffee benefits to be eliminated. These factors could reduce demand for our products or impose practical limits on pricing, either of which could adversely affect our business, financial condition, operating results and cash flows.

OUR SALES AND DISTRIBUTION NETWORK IS COSTLY TO MAINTAIN.

Our sales and distribution network requires a large investment to maintain and operate. Costs include the fluctuating cost of gasoline, diesel and oil, the costs associated with managing, purchasing, maintaining and insuring a fleet of delivery vehicles, the costs of maintaining distribution warehouses throughout the country, and the costs of hiring, training and managing our route sales professionals. Many of these costs are beyond our control, and others are more in the nature of fixed rather than variable costs. Some competitors use alternate methods of distribution that eliminate some of the costs associated with our method of distribution.

WE ARE SELF-INSURED. OUR RESERVES MAY NOT BE SUFFICIENT TO COVER FUTURE CLAIMS.

We are self-insured for many risks up to significant deductible amounts. The premiums associated with our insurance have recently increased substantially. General liability, fire, workers' compensation, directors and officers liability, life, employee medical, dental and vision and automobile present a large potential liability. While we accrue for this liability based on historical experience, future claims may exceed claims we have incurred in the past. Should a different amount of claims occur compared to what was estimated or costs of the claims increase or decrease beyond what was anticipated, reserves recorded may not be sufficient and the accruals may need to be adjusted accordingly in future periods.

EMPLOYEE STRIKES AND OTHER LABOR-RELATED DISUPTIONS MAY ADVERSELY AFFECT OUR OPERATIONS.

We have union contracts relating to the majority of our workforce in our California, Oregon, Washington and Nevada markets. Although we believe union relations have been amicable in the past, there is no assurance that this will continue in the future. There are potential adverse effects of labor disputes with our own employees or by others who provide transportation (shipping lines, truck drivers) or cargo handling (longshoremen), both domestic and foreign, of our raw materials or other products. These actions could restrict our ability to obtain, process and/or distribute our products.

WE MAY ENTER INTO NEW BUSINESS VENTURES THAT COULD HAVE A NEGATIVE IMPACT ON OPERATING RESULTS.

From time to time, we evaluate potential business ventures and acquisitions. Entering into any such transaction entails many risks, any of which could materially harm our business. There is no assurance that any such venture, should we decide to enter into one, will accrue the projected returns. It is possible that such ventures could result in losses or returns that would have a negative impact on operating results.

OUR ROASTING AND BLENDING METHODS ARE NOT PROPRIETARY, SO COMPETITORS MAY BE ABLE TO DUPLICATE THEM, WHICH COULD HARM OUR COMPETITIVE POSITION.

We consider our roasting and blending methods essential to the flavor and richness of our coffee and, therefore, essential to our brand. Because the Company's roasting methods cannot be patented, we would be unable to prevent competitors from copying these methods if such methods became known. If our competitors copy our roasts or blends, the value of our brand may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting or blending methods that are more advanced than our production methods, which may also harm our competitive position.

BECAUSE A SUBSTANTIAL PORTION OF OUR BUSINESS IS BASED IN CALIFORNIA, TEXAS, COLORADO, ARIZONA AND WASHINGTON, AN INTERRUPTION IN OPERATIONS IN ANY OF THESE MARKETS WOULD ADVERSELY IMPACT OUR BUSINESS.

Over half of our business is conducted in California, Texas, Colorado, Arizona and Washington. We expect that these operations will continue to generate a substantial portion of our revenue. A significant interruption in operations at our facilities in these markets, whether as a result of an earthquake, natural disaster, terrorism or other causes, could significantly impair our ability to operate our business. Our major manufacturing facility and distribution hub is in Los Angeles County. An interruption to highway arteries, gas mains or electrical service in this area could restrict our ability to supply our branches with product and would adversely impact our business.

OUR OPERATING RESULTS MAY HAVE SIGNIFICANT FLUCTUATIONS FROM QUARTER TO QUARTER WHICH COULD HAVE A NEGATIVE EFFECT ON OUR STOCK PRICE.

From time to time, our operating results likely will fall below investor expectations. These results are influenced by a number of factors, including:

a. fluctuations in the price of green coffee;

b. competition from existing or new competitors in our industry; and

c. changes in consumer preferences.

Quarterly fluctuations in our operating results as the result of these factors or for any other reason, could cause our stock price to decline. Accordingly, we believe that period-to-period comparisons of our historical or future operating results are not necessarily meaningful, and such comparisons should not be relied upon as indicators of future performance.

OPERATING LOSSES MAY CONTINUE AND, AS A RESULT, THE PRICE OF OUR STOCK MAY BE NEGATIVELY AFFECTED.

For the fiscal year just ended, June 30, 2005, we had a net loss of ($5,427,000). We could suffer additional losses in future years and as a result our stock price could decline.

FUTURE FUNDING DEMANDS UNDER PENSION PLANS FOR CERTAIN UNION EMPLOYEES ARE UNKNOWN.

We participate in two multi-employer defined benefit plans for certain union employees. The management, funding status and future viability of these plans is not known at this time. The nature of the contract with these plans allows for future funding demands that are outside our control or ability to estimate.

WE RELY ON A SINGLE THIRD PARTY SUPPLIER TO MANAGE OUR INTEGRATED ORACLE SYSTEM THAT IS INTEGRAL TO THE SUCCESS AND OPERATION OF OUR BUSINESS.

We rely on WTS, a company affiliated with Oracle, and its employees, in connection with the hosting of our integrated Management Information System. This System is essential to our operations and currently includes all accounting and production software applications. By the end of fiscal 2006, WTS will also host our Route Sales application software. If WTS were to experience financial, operational, or quality assurance difficulties, or if there were any other disruption in our relationship with WTS, we might be unable to produce financial statements, fill replenishment orders for our branch warehouses, issue payroll checks, process payments to our vendors or bill customers. Any of these items could have a material adverse effect on the Company.

WE ARE DEPENDENT ON ENTERPRISE RESOURCE MANAGEMENT ("ERP") SOFTWARE TO OPERATE OUT BUSINESS. SHOULD WE FAIL TO OPERATED EFFECTIVELY OR IF WE ENCOUNTER DIFFICULTIES INTEGRATING SYSTEMS OR SUFFER ILL-TIMED POWER OR COMMUNICATIONS FAILURES, THE RESULT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

We rely on complex software and hardware to invoice our customers, produce customer statements, account for our inventory and manufacturing costs, fill branch inventory replenishment orders, pay our bills, pay our employees and produce our financial statements. We have in the past encountered, and in the future may encounter, software and hardware errors, system design errors and errors in the operation of our systems. This has resulted in and may in the future result in a number of adverse consequences, including: users being disconnected from systems and being unable to perform their job functions, delays in producing financial statements and other key management system information.

Reliance on such software also leaves us exposed to harmful software programs such as viruses that could disrupt our business and damage our network. It is possible that a security breach or inappropriate use of our network could expose us to the possibility of system failure or other disruption. A security breach could jeopardize security of confidential information and thereby expose the Company to potential legal liability.

THE COMPANY DEPENDS ON THE EXPERTISE OF KEY PERSONNEL. THE UNEXPECTED LOSS OF ONE OR MORE OF THESE KEY EMPLOYEES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS OR COMPETITIVE POSITION.

Our continued success largely depends on the efforts and abilities of our executive officers and other key personnel. There is limited management depth in certain key positions throughout the Company. The unexpected loss of one or more of these key employees could have a material adverse effect on our operations and competitive position.

Our former Chairman and Chief Executive Officer and sole coffee buyer, Roy E. Farmer, died unexpectedly in January 2005. Guenter W. Berger, a long time member of our board of directors and Vice President, Production was appointed interim CEO and in August 2005 assumed the title of Chairman, CEO and President. A new coffee buyer was hired in June 2005, and we are currently recruiting additional management personnel.

WE ARE SUBJECT TO RE-FUNDING OBLIGATIONS AND MAY ACQUIRE ADDITIONAL SHARES UNDER THE ESOP.

The Farmer Bros. Co. Employee Stock Ownership Plan was designed to help us attract and retain employees and to better align the efforts of our employees with the interests of our stockholders. To that end, the Company has purchased 3,000,500 shares of Company stock for the ESOP to allocate to employees over the next 13 years. It is possible that additional shares could be acquired that might deplete the Company's cash. We expect that the future re-funding liability of the existing shares in the ESOP will increase and require additional investment as the ESOP matures and individual holdings grow. When employees vested in the ESOP leave the Company, they have the right to "put" their shares to the Company for cash. This requires the Company to repurchase the shares at the current market value. When shares are fully distributed, the Company's re-funding liability is approximately $63,000,000 at current share prices.

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN A LOWER TRADING PRICE FOR OUR STOCK THAN IF OWNERSHIP OF OUR STOCK WAS LESS CONCENTRATED.

As of August 1, 2005, members of the Farmer family as a group beneficially owned approximately 40% of our outstanding common stock. As a result, these stockholders, acting together, may be able to influence the outcome of stockholder votes, including votes concerning the election and removal of directors and approval of significant corporate transactions. This level of concentrated ownership, along with the factors described in "Risk Factors—Anti-takeover provisions could make it more difficult for a third party to acquire us," may have the effect of delaying or preventing a change in the management or voting control of the Company. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with such concentrated ownership.

ANTI-TAKEOVER PROVISIONS COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

We have adopted a stockholder rights plan (the "Rights Plan") and declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of our common stock to stockholders of record as of March 28, 2005. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share, at a purchase price of $112.50, subject to adjustment. The Rights expire on March 28, 2015, unless they are earlier redeemed, exchanged or terminated as provided in the Rights Plan. Because the Rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our Rights Plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.

In addition, our board of directors has the authority to issue up to 500,000 shares of Preferred Stock (of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of Farmer Bros. without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Further, certain provisions of our charter documents, including a classified board of directors, provisions eliminating the ability of stockholders to take action by written consent, and provisions limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Farmer Bros., which could have an adverse effect on the market price of our stock. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our board of directors. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control or management.

FAILURE TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SOX SECTION 404 COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND STOCK PRICE.

As directed by SOX Section 404, the SEC adopted rules requiring us, as a public company, to include a report of management on our internal controls over financial reporting in our annual report on Form 10-K and quarterly reports on Form 10-Q that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year. Compliance with the SOX Section 404 has been a challenge for many companies. Our ability to continue to comply is an uncertainty as we expect that our internal controls will continue to evolve as our business activities change. If, during any year, our independent auditors are not satisfied with our internal controls over financial reporting or the level at which these controls are documented, designed, operated, tested or assessed, or if the independent auditors interpret the requirements, rules or regulations differently than we do, then they may decline to attest to management's assessment or may issue a report that is qualified. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with SOX Section 404. Failure to maintain an effective internal control environment could have a material adverse effect on our stock price. In addition, there can be no assurance that we will be able to remediate material weaknesses, if any, that may be identified in future periods.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE COVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including SOX, new SEC and Public Accounting Oversight Board regulations and Nasdaq National Market rules, are creating uncertainty for public companies. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and management time related to compliance activities. Substantial costs have been incurred in fiscal 2005, and will continue to be incurred to comply with various of these mandates, including the engagement of separate public accounting firms to perform work that is now prohibited to be performed by our regular independent accounting firm, internal costs associated with documenting the adequacy of our internal controls over financial reporting and similar compliance activities, and increased costs of audit by our independent accounting firm. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our common stock. While Farmer Bros. believes that it has been at all times in material compliance with laws and regulations pertaining to the proper recording and reporting of our financial results, there can be no assurance that future regulations, implementing SOX and otherwise, will not have a material adverse impact on our reported results as compared with prior reporting periods.

Item 2. Properties

Our largest and most significant facility consists of our roasting plant, warehouses and administrative offices in Torrance, California. This facility is our primary manufacturing facility and the distribution hub for our long haul trucking fleet. We stage our products in 101 small branch warehouses throughout our service area. These warehouses, taken together, represent a vital part of our business, but no individual warehouse is material to the group as a whole. Our warehouses vary in size from approximately 2,500 to 20,000 square feet. We believe our existing plant and branch warehouses will continue to provide adequate capacity for the foreseeable future.

A complete list of properties and facilities operated by Farmer Bros. is attached hereto, and incorporated herein by reference, as Exhibit 99.1.

Item 3. Legal Proceedings

We are both defendant and plaintiff in various legal proceedings incidental to our business which are ordinary and routine. It is our opinion that the resolution of these lawsuits will not have a material impact on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

None during the fourth quarter of fiscal 2005.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

We have one class of common stock which is traded on the NASDAQ National Market under the symbol "FARM." The following table sets forth the high and low sales prices of the shares of Common Stock of the Company. Prices are as reported on the NASDAQ National Market and represent prices between dealers, without including retail mark-up, mark-down or commission, and do not necessarily represent actual trades.

On March 4, 2004, a ten-for-one stock split in the form of a one-time stock dividend was declared. Each stockholder of record on April 23, 2004 received nine additional shares for every share of Farmer Bros. Common Stock held. The new shares were registered on the books of the Company at the close of business on May 10, 2004. Share and per share amounts have been restated in the table below to reflect the split.

	2005			2004		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$27.55	$24.50	$0.100	$35.48	$31.75	$0.095
2nd Quarter	$28.40	$24.03	$0.100	$33.35	$30.52	$0.095
3rd Quarter	$29.65	$22.05	$0.100	$36.20	$30.10	$0.095
4th Quarter	$24.49	$20.78	$0.100	$39.39	$25.11	$0.095

There were approximately 4,091 holders of record on September 12, 2005. Holders of record is based upon the number of record holders and individual participants in security position listings.

Effective as of March 17, 2005, our Board of Directors approved a stockholder rights plan (the "Rights Plan"), pursuant to which the Company entered into a Rights Agreement dated March 17, 2005 (the "Rights Agreement") with Wells Fargo Bank, N.A., as Rights Agent, and the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on March 28, 2005. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share, at a purchase price of $112.50, subject to adjustment. The description and terms of the Rights are set forth in the Rights Plan. Initially, ownership of the Rights is evidenced by the certificates representing our Common Stock then outstanding, and no separate Rights Certificates, as defined in the Rights Plan, have been distributed. The Rights are not exercisable until the distribution date, as described in the Rights Agreement, and will expire on March 28, 2015, unless they are earlier redeemed, exchanged or terminated as provided in the Rights Plan. No rights have been exercised at this time.

Item 6. Selected Financial Data

	For the fiscal years ended June 30,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Net sales	$198,420	$193,589	$201,558	$205,857	$215,431
(Loss) income from operations	$ (6,583)	$ 3,763	$ 23,888	$ 38,210	$ 42,115
Net (loss) income	$ (5,427)	$ 12,687	$ 23,629	$ 30,569	$ 36,178
Net (loss) income per common share(a)	$ (0.40)	$ 0.81	$ 1.30	$ 1.65	$ 1.96
Total assets	$314,923	$317,871	$416,415	$417,524	$390,395
Dividends per common share(a)	$ 0.40	$ 0.38	$ 0.36	$ 0.34	$ 0.32

(a) All per share disclosures have been adjusted to reflect the stock split that became effective on May 10, 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis discusses the results of operations as reflected in the Company's consolidated financial statements. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. The results of operations for the fiscal years ended June 30, 2005, 2004 and 2003 are not necessarily indicative of the results that may be expected for any future period. The following discussion should be read in combination with the consolidated financial statements and the notes thereto included in Item 8 of this report and with the "Risk Factors" described in Item 1.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, including LIFO reserves, the allowance for doubtful accounts, deferred tax assets, liabilities related to retirement benefits, liabilities resulting from self-insurance of our workers' compensation liabilities, and litigation. We base our estimates on historical experience and other relevant factors that are believed to be reasonable under the circumstances.

While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, actual results may differ from these estimates, which could require the Company to make adjustments to these estimates in future periods.

Investments: Our investments consist of investment grade marketable debt instruments issued by the U.S. Government and major U.S. and foreign corporations, equity securities, primarily preferred stock, and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All derivatives not designated as accounting hedges are marked to market and changes are recognized in current earnings. The fair value of derivative instruments is based upon broker quotes where possible.

Allowance for Doubtful Accounts: We maintain an allowance for estimated losses resulting from the inability of our customers to meet their obligations. Our ability to maintain a relatively small reserve is directly related to our ability to collect from our customers when our salespeople regularly interact with our customers in person. This method of operation has provided us with a historically low bad debt experience.

Inventories: Inventories are valued at the lower of cost or market and the costs of coffee and allied products are determined on the last in, first out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the first in, first out (FIFO) basis. We regularly evaluate these inventories to determine whether market conditions are correctly reflected in the recorded carrying value.

Self-Insurance Retention: We are self-insured for California workers' compensation insurance and use historical analysis to determine and record the estimates of expected future expenses resulting from workers' compensation claims. Additionally, we accrue for estimated losses not covered by insurance for liability, auto, medical and fire up to the deductible amounts.

Retirement Plans: We have two defined benefit plans that provide retirement benefits for the majority of our employees (the balance of our employees are covered by union defined benefit plans). We obtain actuarial valuations for both plans and at present we discount the pension obligations using a 5.30%

discount rate and we estimate an 8% return on plan assets. The performance of the stock market and other investments as well as the overall health of the economy can have a material effect on pension investment returns and these assumptions. A change in these assumptions could affect our operating results. Our retiree medical plan is not funded and shares the same discount rate as the defined benefit plans. We project an initial medical trend rate of 10% ultimately reducing to 5.5% in 6 years.

Income Taxes: Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. We presently have a valuation allowance for the portion of our deferred tax assets that we estimate is more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions, and each quarter we reevaluate our estimate related to the valuation allowance and our assumptions related to the specific tax assets.

Liquidity and Capital Resources

We have been able to maintain a strong working capital position, and believe that our short and long term cash requirements will be provided by internal sources. We do not expect to rely on banks or other third parties for our working capital needs.

During fiscal 2004, the Company purchased 443,845 shares (pre-split) of its common stock held by the Crowe Family and related trusts for approximately $111 million, or approximately $250 per share (pre-split). Concurrently with this purchase, the Company offered its Employee Stock Ownership Plan (ESOP) the opportunity to acquire 124,939 shares (pre-split) at the same price. This portion of the transaction was completed on January 11, 2004 when the Company issued said shares to the ESOP. The transaction can be summarized as follows:

Cost of shares purchased	$111,161,000
Cost of shares retired	$ 79,926,000
Cost of shares transferred to ESOP	$ 31,235,000

Additional information on this matter can be found in Note 11 to the accompanying financial statements.

Our working capital is composed of the following:

	June 30,		
	2005	2004	2003
		(In thousands)	
Current assets	$245,219	$252,720	$346,617
Current liabilities	$ 20,693	$ 21,189	$ 16,659
Working capital	$224,526	$231,531	$329,958
Capital expenditures	$ 8,832	$ 7,683	$ 9,089

At June 30, 2005 we had no major commitments for new capital expenditures. The following ongoing projects are expected to be completed in fiscal 2006:

1. Construction of warehouses in both Bakersfield and Chico, California is expected to finish this fall. The combined total cost of improvements for the two warehouses is expected to be approximately $4 million. During the fourth quarter of fiscal 2005 we closed escrow on the purchase of a warehouse in Oakland, California, to meet the needs of our growing Northern California service area. The total cost for this facility, after improvements, is not expected to exceed $3 million.

2. We are entering the final year of a multiyear upgrading of our management information system. At June 30, 2005, we have expended approximately $14 million since the beginning of the project for hardware, software, infrastructure, training, consulting and ongoing support. Our financial systems (general ledger, accounts receivable, accounts payable, fixed assets and payroll) were converted on July 1, 2003. On September 1, 2004, we converted our manufacturing system. The final conversion is our sales system which is scheduled to occur during fiscal 2006. Costs to complete this project are estimated to be approximately $4 million in fiscal 2006.

Results of Operations

Fiscal years ended June 30, 2005 and 2004

Net sales in fiscal 2005 increased $4,831,000 or 2% to $198,420,000 from $193,589,000 in fiscal 2004, primarily because of higher sales prices of roast coffee. During fiscal 2005 we initiated additional programs intended to improve sales. We revised our sales incentive program to more clearly focus our sales people. In an effort to advance our image more clearly and aggressively with current and potential customers, we redesigned our merchandising and point of sale materials used by our customers, and we have set an aggressive trade show schedule with a new booth. Most importantly, we have assembled a team of sales professionals drawn from the ranks of our route sales organization. This group will work with and separately from our existing sales organization to solicit new large customer accounts and maintain existing relationships with our large customers. In addition, we have developed some new products that we believe will appeal to both new and existing customers, including cultural drinks like horchata (a sweet rice drink with almond and cinnamon), fruit smoothies (an iced beverage), an expanded line of teas, liquid coffee, and some new seasonal products like Pumpkin Pie Cappuccino.

Cost of goods sold in fiscal 2005 increased 16% to $82,964,000 or 42% of sales, as compared to $71,405,000, or 37% of sales, in fiscal 2004. The average cost of green coffee in fiscal 2005 exceeded that of fiscal 2004 by 74%. A volatile, sustained increase in green coffee prices in the second and third quarters of fiscal 2005 resulted in a decrease in profit margins on roast coffee during those periods. As previously reported in our filings with the SEC, we expect to pass on this cost increase through higher roast coffee prices, but such price increases lag increases in green coffee costs, and price increases did not take effect until June 2005.

Selling and General & Administrative Expenses in fiscal 2005 increased 3% to $122,039,000 from $118,421,000 in fiscal 2004. This increase is primarily attributed to costs associated with the employee medical program, the cost of the ESOP, the project-related costs of our multi-year information systems project and consulting costs related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") as summarized in the following table.

Principal increases in Selling and General and Administrative Expenses

	June 30,	
	2005	2004
	(In thousands)	
Employee medical costs	$ 6,945	$ 6,091
ESOP	7,163	6,298
IT project expenses	3,035	3,400
IT project depreciation	3,228	1,467
SOX compliance	1,100	360
Total	$21,471	$17,616

As a result of lower profit margins and higher operating expenses, the Company had an operating loss in fiscal 2005 of ($6,583,000) as compared to operating income of $3,763,000 in fiscal 2004.

Another result of the dramatic increase in green coffee costs during fiscal 2005 was a realized loss on green coffee futures and options used by the Company to hedge against a decline in commodity prices. Total Other Expense was ($4,746,000) in fiscal 2005 as compared to Total Other Income of $12,219,000 in fiscal 2004. Other, net (expense) was ($10,887,000) for fiscal 2005 as compared to Other, net income of $6,305,000 for fiscal 2004.

Higher green coffee prices during fiscal 2005 resulted in a decrease in the value of green coffee futures and options used by the Company to hedge against a decline in commodity prices. Other, net (expense) income during fiscal 2005 included realized coffee trading gains of $3,655,000 offset by realized coffee trading losses of ($16,764,000).

Rising interest rates have helped interest income in fiscal 2005, but the January 2004 purchase of $111 million of Company stock from the Crowe family reduced the amount available for investment in fiscal 2005, as compared to fiscal 2004. In addition, Other, net income in fiscal 2004 included $5,778,000 of non-recurring income.

As a result of the forgoing factors the net loss for fiscal 2005 was ($5,427,000) as compared to net income $12,687,000 for fiscal 2004. Net loss per common share was ($0.40) in fiscal 2005 as compared to net income per common share of $0.81 in fiscal 2004.

Fiscal years ended June 30, 2004 and 2003

Net sales in fiscal 2004 decreased $7,969,000, or 4%, to $193,589,000 from $201,558,000 in fiscal 2003. This includes a decrease in coffee brewing equipment sales during fiscal 2004 of $3.9 million.

The National Restaurant Association forecasted that industry sales would increase 4.4% for calendar 2004, but despite the persistent efforts of our sales force we did not keep pace with this forecast. We note that regional results often do not reflect national averages and our California operations, representing our largest marketing area, showed limited improvement in fiscal 2004.

Consumer sentiment and spending patterns, which we believe affects our customers, were not enhanced in fiscal 2004 by rising commodity prices (leading to higher grocery store and menu prices), record high gasoline prices (which can have an emotional effect on discretionary spending), and uncertainty about job stability, terrorism and the Iraq war (which can lead to just staying home).

Cost of goods sold in fiscal 2004 increased 1% to $71,405,000, or 37% of sales, as compared to $70,662,000, or 35% of sales, in fiscal 2003. The average cost of green coffee throughout fiscal 2004 exceeded that of fiscal 2003 by 15%. Through price adjustments we were, on average, able to maintain margins for fiscal 2004, although shrinking gross profit margins were experienced during the last half of the fiscal year. Selling and General & Administrative Expenses in fiscal 2004 increased 11% to $118,421,000 from $107,008,000 in fiscal 2003.

As a result of these factors, operating income in 2004 decreased 83% to $3,763,000 from $23,888,000 in fiscal 2003.

Other income decreased 11% to $12,219,000 in fiscal 2004 as compared to $13,683,000 in fiscal 2003. Low interest rates limited investment returns, and the expenditure of more than $111 million to purchase stock from the Crowe family reduced the amount available for investment. Additionally, the Company's Chairman, Roy F. Farmer, who guided the Company for more than 50 years, died on March 16, 2004. The Company received payment on a key man life insurance policy on Mr. Farmer that was not taxable and paid the deferred compensation due Mr. Farmer. The Company prevailed in a lawsuit against the California Franchise Tax Board regarding taxability of dividends. As a result we received a tax refund of $811,000 and interest income of $629,000. The Company received another court award, as a plaintiff in a class-action lawsuit regarding price-fixing by sellers of monosodium glutamate. The non-recurring items in other income include the following.

Key man life insurance	$4,088,000
Court awards	1,061,000
Interest on state tax refunds	629,000
Total	$5,778,000

10-K

Net income for fiscal 2004 decreased 46% to $12,687,000 as compared to $23,629,000 in fiscal 2003. Net income per common share decreased 38% in fiscal 2004 to $0.81 per share as compared to $1.30 per common share in fiscal 2003.

Contractual obligations.

The following table contains supplemental information regarding total contractual obligations as of June 30, 2005.

	Total	Less Than One Year	2-3 Years	4-5 Years	More Than 5 years
			(In thousands)		
Operating lease obligations	$1,690	$783	$776	$131	$—

Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market value risk arising from changes in interest rates on our securities portfolio. Our portfolio of investment grade money market instruments can include at any given time discount commercial paper, medium term notes, federal agency issues and treasury securities. As of June 30, 2005, over 90% of these funds were invested in U.S. Treasury securities and approximately 50% of these issues have maturities shorter than 90 days. This portfolio's interest rate risk is not hedged and its average maturity is approximately 90 days. A 100 basis point move in the general level of interest rates would result in a change in the market value of the portfolio of approximately $1,110,000.

Our portfolio of preferred securities includes investments in derivatives that provide a natural economic hedge of interest rate risk. We review the interest rate sensitivity of these securities and (a) enter into "short positions" in futures contracts on U.S. Treasury securities or (b) hold put options on such futures contracts in order to reduce the impact of certain interest rate changes on such preferred stocks. Specifically, we attempt to manage the risk arising from changes in the general level of interest rates. We do not transact in futures contracts or put options for speculative purposes.

The following table demonstrates the impact of varying interest rate changes based on the preferred stock holdings, futures and options positions, and market yield and price relationships at June 30, 2005.

This table is predicated on an instantaneous change in the general level of interest rates and assumes predictable relationships between the prices of preferred securities holdings, the yields on U.S. Treasury securities and related futures and options.

The number and type of futures and options contracts entered into depends on, among other items, the specific maturity and issuer redemption provisions for each preferred stock held, the slope of the Treasury yield curve, the expected volatility of U.S. Treasury yields, and the costs of using futures and/or options.

Interest Rate Changes	Market Value at June 30, 2005			Change in Market Value of Total Portfolio
	Preferred Securities	Futures and Options	Total Portfolio	
	(In thousands)			
−150 basis points	$65,717	$ 0	$65,717	$65,717
−100 basis points	$64,852	$ 0	$64,852	$64,852
Unchanged	$61,660	$ 239	$61,899	$61,899
+100 basis points	$56,881	$3,800	$60,681	$60,681
+150 basis points	$54,280	$6,220	$60,500	$60,500

Commodity Price Changes

We are exposed to commodity price risk arising from changes in the market price of green coffee. We price our inventory on the LIFO basis. In the normal course of business we hold a large green coffee inventory and enter into forward commodity purchase agreements with suppliers. We are subject to price risk resulting from the volatility of green coffee prices. Volatile price increases cannot, because of competition and market conditions, always bepassed on to our customers. From time to time the Company will hold a mix of futures contracts and options to help hedge against volatile green coffee price decreases. Gains and losses on these derivative instruments are realized immediately in Other, net (expense) income.

On June 30, 2005 we had no open hedge derivative contracts, and our entire exposure to commodity risk was in the potential change of our inventory value resulting from changes in the market price of green coffee.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Farmer Bros. Co. and Subsidiary

We have audited the accompanying consolidated balance sheets of Farmer Bros. Co. and Subsidiary as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmer Bros. Co. and Subsidiary at June 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Farmer Bros. Co. and Subsidiary's internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 7, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
September 7, 2005

FARMER BROS. CO.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	June 30, 2005	June 30, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,814	$ 21,807
Short term investments	171,055	176,903
Accounts and notes receivable, net	15,485	14,565
Inventories	41,086	35,579
Income tax receivable	4,064	408
Deferred income taxes	—	775
Prepaid expenses	3,715	2,683
Total current assets	$245,219	$252,720
Property, plant and equipment, net	42,671	42,300
Notes receivable	0	143
Other assets	21,268	21,609
Deferred income taxes	5,765	1,099
Total assets	$314,923	$317,871
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,852	$ 9,589
Accrued payroll expenses	7,590	6,999
Deferred income taxes	321	—
Other	4,930	4,601
Total current liabilities	$ 20,693	$ 21,189
Accrued postretirement benefits	$ 29,344	$ 26,984
Total liabilities	$ 50,037	$ 48,173
Commitments and contingencies		
Stockholders' equity:		
Common stock, $1.00 par value, authorized 25,000,000 shares; 16,075,080 issued and outstanding	$ 16,075	$ 16,075
Additional paid-in capital	32,292	32,248
Retained earnings	272,791	283,654
Unearned ESOP shares	(55,415)	(61,542)
Less accumulated comprehensive loss	(857)	(737)
Total stockholders' equity	$264,886	$269,698
Total liabilities and stockholders' equity	$314,923	$317,871

The accompanying notes are an integral part of these financial statements.

FARMER BROS. CO.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	Years ended June 30,		
	2005	2004	2003
Net sales	$ 198,420	$ 193,589	$ 201,558
Cost of goods sold	82,964	71,405	70,662
Gross profit	$ 115,456	$ 122,184	$ 130,896
Selling expense	92,112	92,029	88,658
General and administrative expenses	29,927	26,392	18,350
Operating expenses	$ 122,039	$ 118,421	$ 107,008
(Loss) income from operations	$ (6,583)	$ 3,763	$ 23,888
Other income (expense):			
Dividend income	3,420	3,396	3,246
Interest income	2,721	2,518	3,974
Other, net (expense) income	(10,887)	6,305	6,463
Total other (expense) income	$ (4,746)	$ 12,219	$ 13,683
(Loss) income before taxes	(11,329)	15,982	37,571
Income tax (benefit) expense	(5,902)	3,295	13,942
Net (loss) income	$ (5,427)	$ 12,687	$ 23,629
Net (loss) income per common share	$ (0.40)	$ 0.81	$ 1.30
Weighted average shares outstanding	13,653,420	15,576,450	18,145,910

The accompanying notes are an integral part of these financial statements.

FARMER BROS. CO.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended June 30,		
	2005	2004	2003
Cash flows from operating activities:			
Net (loss) income	$ (5,427)	$ 12,687	$ 23,629
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	8,396	7,098	5,776
Deferred income taxes	(3,510)	(1,536)	3,989
Gain on sales of assets	(100)	(94)	(498)
ESOP compensation expense	6,171	5,516	4,269
Net loss (gain) on investments	11,571	(706)	(5,625)
Change in assets and liabilities:			
Short term investments	(5,723)	(12,914)	16,721
Accounts and notes receivable	(777)	(759)	279
Inventories	(5,507)	(877)	2,659
Income tax receivable	(3,656)	2,470	(325)
Prepaid expenses and other assets	(637)	4,064	(1,128)
Accounts payable	(1,737)	6,268	(1,506)
Accrued payroll, expenses and other liabilities	920	(762)	930
Accrued postretirement benefits	2,126	2,285	1,904
Other long term liabilities	—	(5,570)	84
Total adjustments	$ 7,537	4,483	27,529
Net cash provided by operating activities	$ 2,110	$ 17,170	$ 51,158
Cash flows from investing activities:			
Purchases of property, plant and equipment	(8,832)	(7,683)	(9,089)
Proceeds from sales of property, plant and equipment	165	132	630
Net cash used in investing activities	$ (8,667)	$ (7,551)	$ (8,459)
Cash flows from financing activities:			
Dividends paid	(5,436)	(5,621)	(6,523)
ESOP contributions	—	(32,412)	(24,237)
Proceeds from sale of short term investments	—	111,161	—
Purchase of capital stock	—	(111,161)	—
Sale of capital stock	—	31,235	—
Net cash used in financing activities	$ (5,436)	$ (6,798)	$(30,760)
Net (decrease) increase in cash and cash equivalents	$(11,993)	$ 2,821	$ 11,939
Cash and cash equivalents at beginning of year	21,807	18,986	7,047
Cash and cash equivalents at end of year	$ 9,814	$ 21,807	$ 18,986

The accompanying notes are an integral part of these financial statements.

FARMER BROS. CO.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share data)

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Other Comprehensive Income —Loss	Total
Balance at June 30, 2002	1,926,414	$ 1,926	$ 17,627	$ 365,725	$(12,225)	$ 0	$ 373,053
Comprehensive income							
Net income				23,629			23,629
Minimum pension liability						(1,046)	(1,046)
Total comprehensive income							22,583
Dividends ($3.60 per share)				(6,523)			(6,523)
ESOP contributions					(24,237)		(24,237)
ESOP compensation expense			1,171		3,098		4,269
Balance at June 30, 2003	1,926,414	$ 1,926	$ 18,798	$ 382,831	$(33,364)	$(1,046)	$ 369,145
Comprehensive income							
Net income				12,687			12,687
Minimum pension liability						309	309
Total comprehensive income							12,996
Dividends ($3.80 per share)				(5,621)			(5,621)
ESOP contributions					(32,412)		(32,412)
ESOP compensation expense			1,282		4,234		5,516
Purchase capital stock	(443,845)	(444)	(4,474)	(106,243)			(111,161)
Issue capital stock	124,939	125	31,110				31,235
Stock dividend	14,467,572	14,468	(14,468)				0
Balance at June 30, 2004	16,075,080	$16,075	$ 32,248	$ 283,654	$(61,542)	$ (737)	$ 269,698
Comprehensive income							
Net loss				(5,427)			(5,427)
Minimum pension liability						(120)	(120)
Total comprehensive income							(5,547)
Dividends ($0.40 per share)				(5,436)			(5,436)
ESOP compensation expense			44		6,127		6,171
Balance at June 30, 2005	16,075,080	$16,075	$ 32,292	$ 272,791	$(55,415)	$ (857)	$ 264,886

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Organization

The Company, which operates in one business segment, is in the business of roasting, packaging, and distributing coffee and allied products through direct sales to restaurants, hotels, hospitals, convenience stores and fast food outlets. The Company's products are distributed by its selling divisions from branch warehouses located in most large cities throughout the western United States.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary FBC Finance Company. All inter-company balances and transactions have been eliminated.

Financial Statement Preparation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less to be cash equivalents. Fair values of cash equivalents approximate cost due to the short period of time to maturity.

Investments

The Company's investments consist of marketable debt and equity securities, money market instruments and various derivative instruments, primarily exchange traded treasury futures and options, green coffee forward contracts and commodity purchase agreements. All such derivative instruments not designated as accounting hedges are marked to market and changes are recognized in current earnings. At June 30, 2005 and 2004 no derivative instruments were designated as accounting hedges. The fair value of derivative instruments is based upon broker quotes. The cost of investments sold is determined on the specific identification method. Dividend and interest income is accrued as earned.

Concentration of Credit Risk

At June 30, 2005, the financial instruments which potentially expose the Company to concentrations of credit risk consist of cash in financial institutions (which exceeds federally insured limits), cash equivalents (principally commercial paper), short term investments, investments in the preferred stocks of other companies and trade receivables. Cash equivalents and short term investments are not concentrated by issuer, industry or geographic area. Maturities are generally shorter than 180 days. Other investments are in U.S. government securities. Investments in the preferred stocks of other companies are limited to high quality issuers and are not concentrated by geographic area or issuer. Concentration of credit risk with respect to trade receivables for the Company is limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic areas. The trade receivables are short term, and all probable bad debt losses have been appropriately considered in establishing the allowance for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or market. Costs of coffee and allied products are determined on the last in, first out (LIFO) basis. Costs of coffee brewing equipment manufactured are accounted for on the first in, first out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation of buildings and facilities is computed using the straight-line method. All other assets are depreciated using the straight-line method. The following useful lives are used:

Building and facilities	10 to 30 years
Machinery and equipment	3 to 5 years
Office furniture and equipment	5 years
Capitalized software	3 years

When assets are sold or retired the asset and related depreciation allowance are eliminated from the records and any gain or loss on disposal is included in operations. Maintenance and repairs are charged to expense, and betterments are capitalized.

Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is recorded, if necessary, to reduce deferred tax assets to an amount management believes is more likely than not to be realized.

Revenue Recognition

Products are sold and delivered to the Company's customers at their places of business by the Company's route sales employees. Revenue is recognized at the time the Company's sales representatives physically deliver products to customers and title passes.

Net Income Per Share

Net income per share has been computed in accordance with SFAS Statement No. 128, "Earnings per Share" (see Note 11), excluding unallocated shares held by the Company's Employee Stock Ownership Plan (see Note 7). The Company has no dilutive shares for any of the three fiscal years in the period ended June 30, 2005. Accordingly, the consolidated financial statements present only basic net income per share. A ten-for-one stock split in the form of a one-time stock dividend became effective May 10, 2004. All share and per share amounts used in calculating net income per share have been restated to reflect the split.

Employee Stock Ownership Plan ("ESOP")

The ESOP is accounted for in accordance with AICPA Statement of Position ("SOP") 93-6. SOP 93-6 recognizes that the ESOP is a form of compensation. Compensation cost is based on the fair market value of shares released or deemed to be released for the period. Dividends on allocated shares retain the character of true dividends, but dividends on unallocated shares are considered compensation cost. As a leveraged ESOP with the Company as lender, a contra equity account is established to offset the Company's note receivable. The contra account will change as compensation is recognized. Repurchase liability is disclosed as the current value of allocated shares.

Long-lived Assets

The Company reviews the recoverability of its long-lived assets as required by Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Company has determined that no indicators of impairment of long-lived assets existed as of or during the fiscal year ended June 30, 2005.

Shipping and Handling Costs

The Company distributes its products directly to its customers and shipping and handling costs are recorded as Company selling expenses.

Collective Bargaining Agreements

Certain Company employees are subject to collective bargaining agreements. The duration of these agreements extend from 2007 to 2010.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

New pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, Inventory Costs. SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that those items be recognized as current period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt this Statement effective July 1, 2005, and does not expect the adoption to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position ("FSP") No. FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, which states that the FASB believes that the qualified production activities deduction provided by the American Jobs Creation Act of 2004 ("the Act") should be accounted for as a special deduction in accordance with SFAS No. 109. This FSP was effective upon issuance. FSP 109-1 has not had, nor is it expected to have, a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. This statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board ("APB") Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt this Statement effective July 1, 2005, and does not expect the adoption to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this Statement effective July 1, 2005, and does not expect the adoption to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Investments and Derivative Instruments

The Company purchases various derivative instruments as investments or to create economic hedges of its interest rate risk and commodity price risk. At June 30, 2005 and 2004, derivative instruments are not designated as accounting hedges as defined by SFAS No. 133. The fair value of derivative instruments is based upon broker quotes. The Company records unrealized gains and losses on trading securities and changes in the market value of certain coffee contracts meeting the definition of derivatives in other income and expense.

Investments, consisting of marketable debt and equity securities and money market instruments, are held for trading purposes and are stated at fair value.

Investments at June 30, are as follows:

	2005	2004
	(In thousands)	
Trading securities at fair value		
U.S. Treasury Obligations	$109,134	$119,528
Preferred Stock	61,682	56,037
Futures, options and other derivatives	239	1,338
	$171,055	$176,903

Gains and losses, both realized and unrealized, are included in other income and expense. Gross realized gains/losses are as follows:

	2005	2004	2003
Gains	$ 5,599	$12,259	$ 6,553
Losses	$(21,112)	$(6,955)	$(7,309)

Note 3. Allowance for Doubtful Accounts

	2005	2004
	(In thousands)	
Balance at beginning of year	$ 345	$ 345
Additions	194	181
Deductions	(229)	(181)
Balance at end of year	$ 310	$ 345

Note 4. Inventories

June 30, 2005	Processed	Unprocessed	Total
		(In thousands)	
Coffee	$ 4,888	$12,568	$17,456
Allied products	12,860	5,478	18,338
Coffee brewing equipment	2,081	3,211	5,292
	$19,829	$21,257	$41,086

June 30, 2004	Processed	Unprocessed	Total
Coffee	$ 3,034	$10,736	$13,770
Allied products	11,800	3,665	15,465
Coffee brewing equipment	2,341	4,003	6,344
	$17,175	$18,404	$35,579

Current cost of coffee and allied products inventories is greater than the LIFO cost by approximately $16,506,000 and $2,427,000 as of June 30, 2005 and 2004, respectively.

The change in the Company's green coffee and allied product inventories during fiscal 2005, 2004, and 2003 resulted in LIFO (increments)/decrements which had the effect of (decreasing)/increasing (loss)/income before taxes for those years by ($1,747,000), ($499,000) and $64,000, respectively.

Note 5. Property, Plant and Equipment

	2005	2004
	(In thousands)	
Buildings and facilities	$ 42,757	$ 41,179
Machinery and equipment	49,642	48,945
Capitalized software costs	12,689	9,016
Office furniture and equipment	6,301	5,912
	$111,389	$105,052
Accumulated depreciation	(74,865)	(68,899)
Land	6,147	6,147
Total property plant and equipment	$ 42,671	$ 42,300

Maintenance and repairs charged to expense for the years ended June 30, 2005, 2004, and 2003 were $10,719,000, $11,151,000 and $11,022,000, respectively.

Note 6. Employee Benefit Plans

The Company provides pension plans for most full time employees. Generally the plans provide benefits based on years of service and/or a combination of years of service and earnings. Retirees are also eligible for medical and life insurance benefits.

Union Pension Plans

The Company contributes to two multi-employer defined benefit plans for certain union employees. The contributions to these multi-employer pension plans were approximately $2,278,000, $2,114,000 and $2,104,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

Company Pension Plans

The Company has a defined benefit plan for all employees not covered under a collective bargaining agreement (Farmer Bros. Co. Plan) and defined benefit pension plan (Brewmatic Co. Plan) for certain hourly employees covered under a collective bargaining agreement. All assets and benefit obligations were determined using a measurement date of June 30, 2005.

Disclosure for the Company Pension Plans

	Years ended June 30	
	2005	2004
	(In thousands)	
Change in benefit obligation		
Benefit obligation at the beginning of the year	$69,516	$71,853
Service cost	2,117	2,375
Interest cost	4,284	3,954
Plan participants contributions	189	191
Amendments	0	0
Actuarial loss/(gain)	14,358	(5,961)
Benefits paid	(3,623)	(2,896)
Benefit obligation at the end of the year	$86,841	$69,516
Change in plan assets		
Fair value in plan assets at the beginning of the year	$79,387	$69,247
Actual return on plan assets	8,484	12,825
Employer contributions	20	20
Plan participants contributions	189	191
Benefits paid	(3,623)	(2,896)
Fair value in plan assets at the end of the year	$84,457	$79,387
Funded status	$ (2,385)	$ 9,871
Unrecognized net asset	0	0
Unrecognized actuarial loss	20,692	8,650
Unrecognized prior service cost	366	550
Net amount recognized	$18,673	$19,071

	Years ended June 30	
	2005	2004
	(in thousands)	
Amounts recognized in the consolidated balance sheet		
Prepaid benefit cost	$17,291	$17,576
Accrued benefit liability	(304)	(69)
Intangible asset	301	360
Accumulated other comprehensive income	1,385	1,204
Net amount recognized	$18,673	$19,071

10-K

The accumulated benefit obligation for the Farmer Bros. Co. Plan was $74,826,000 and $59,983,000 as of June 30, 2005 and June 30, 2004, respectively. The accumulated benefit obligation for the Brewmatic Co. Plan was $3,888,000 and $3,503,000 as of June 30, 2005 and June 30, 2004, respectively.

Accumulated benefit obligation	$78,714	$63,486
Components of net periodic benefit cost		
Service cost	$ 2,117	$ 2,375
Interest cost	$ 4,284	$ 3,954
Expected return on plan assets	$ (6,238)	$ (5,447)
Amortization of prior service cost	$ 184	$ 250
Recognized actuarial loss	$ 70	$ 1,343
Net periodic benefit cost	$ 418	$ 2,474

Estimated future benefit payments for years ended June 30,

	(In thousands)
2006	$ 3,500
2007	$ 3,738
2008	$ 3,935
2009	$ 4,141
2010	$ 4,321
years 2011 - 2015	$25,966

The Company expects to make no contributions for the Farmer Bros. Co. Plan in fiscal 2006, but expects to contribute approximately $23,000 to the Brewmatic Co. Plan in fiscal 2006.

Farmer Bros. Co. Plan

	2005	2004
Assumptions:		
Weighted average assumptions used to determine benefit obligations at June 30		
Discount rate	5.30%	6.30%
Rate of compensation increase	3.50%	3.50%

	2005	2004
Weighted average assumptions used to determine net periodic benefit cost for years ended June 30		
Discount rate	6.30%	5.60%
Rate of return on assets	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%

Brewmatic Co. Plan

Assumptions:

Weighted average assumptions used to determine benefit obligations at June 30

	2005	2004
Discount rate	5.30%	6.30%
Rate of compensation increase	N/A	N/A

Weighted average assumptions used to determine net periodic benefit cost for years ended June 30

	2005	2004
Discount rate	6.30%	5.60%
Rate of return on assets	8.00%	8.00%
Rate of compensation increase	N/A	N/A

10-K

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	(In thousands)	
Projected benefit obligation	$3,888	$3,503
Accumulated benefit obligation	$3,888	$3,503
Fair value of plan assets	$3,583	$3,434
Increase (decrease) in minimum liability included in other comprehensive income	$ 181	$ (458)

To develop the expected long term rate of return on asset assumption the Company considers the current level of returns on long term bonds and quities, the level of risk associated with each asset class and the expectations for future returns of each asset class. The long-term return on asset assumption for our plans is 8% for the years ended June 30, 2005 and 2004.

Plan Assets

Assets are allocated between equity securities and debt securities. The Company seeks to produce a stable return on well diversified investments over the long term in line with reasonable investment risk. Allocations historically have been 60-80 percent equities, 20-40 percent debt; the plans are not invested in real estate and other investments are not significant.

The tables below detail assets by category for the Company's pension plans.

Percent of Plan Assets

Asset Categories	Farmer Bros. Plan As of June 30, 2005	2004	Brewmatic Plan As of June 30, 2005	2004
Debt securities	14%	18%	10%	21%
Equity securities	86%	82%	90%	79%
	100%	100%	100%	100%

Defined Contribution Plans

The Company also has defined contribution plans for all eligible employees. No Company contributions have been made nor are required to be made to these defined contribution plans.

Post Retirement Benefits

The Company sponsors defined benefit postretirement medical and dental plans that cover non-union employees and retirees, and certain union locals. The plan is contributory and retiree contributions are fixed at a current level. The plan is not funded.

The following weighted average assumptions were used to determine the benefit obligations and the net periodic benefit cost.

Weighted average assumptions used to determine benefit obligation at June 30,

	2005	2004
Discount rate	5.30%	6.30%
Rate of compensation increase		
Initial medical rate trend	10.00%	10.00%
Ultimate medical trend rate	5.50%	5.50%
Number of years from initial to ultimate trend rate	6	6
Initial dental/vision trend rate	7.00%	7.00%
Ultimate dental/vision trend rate	5.50%	5.50%

Reconciliation of funded status.

	2005	2004
	(In thousands)	
Accumulated post retirement benefit obligation		
Actives not eligible to rehire	$(12,887)	$ (9,320)
Actives eligible to rehire	(9,230)	(8,275)
Retirees	(11,539)	(11,995)
Total APBO*	$(33,656)	$(29,590)
Fair market value of assets	$ 0	$ 0
Funded status	$(33,656)	$(29,591)
Unrecognized transition obligation	0	0
Unrecognized prior service cost	1,046	1,228
Unrecognized cumulative net loss	3,570	1,446
Accrued post retirement benefit cost as of June 30	$(29,041)	$(26,915)
Retiree medical claims paid	$ 1,012	$ 916

* The APBO reflects the recognition of an estimate of the subsidy available under Medicare Part D in accordance with FSP 106-2. This change decreased the APBO by $2,132,000 as of June 30, 2005.

SFAS No. 106, as amended by SFAS No. 132, also requires the disclosure of the effects of a 1% increase and decrease in the health care inflation trend assumption on the accumulated postretirement benefit obligation and net periodic service and interest cost. These results are shown below.

Change in inflation trend

	Plan Year Results	Effect of 1% Increase	Effect of 1% Decrease
		(In thousands)	
Accumulated postretirement benefit obligation as of June 30, 2005	$33,656	$4,374	$(3,268)
Service cost for plan year	$ 1,140	$ 196	$ (149)
Interest for plan year	$ 1,815	$ 200	$ (160)

Presented below is the change in the accumulated postretirement benefit obligation from the prior year.

	2005	2004
	(In thousands)	
Accumulated postretirement benefit obligation beginning of year	$29,590	$30,722
Service cost	1,140	1,231
Interest cost	1,815	1,681
Actuarial loss or (gain)	4,255	(3,128)
Benefits paid	(1,012)	(1,066)
Change due to Medicare Part D subsidy*	(2,132)	—
Accumulated postretirement benefit obligation as of end of year	$33,656	$29,590

* Recognized in accordance with FSP 106-2.

Presented below is the change in the fair value of assets from the prior year.

	2005	2004
	(In thousands)	
Fair value of plan assets at the beginning of the year	$ 0	$ 0
Actual return on plan assets	0	0
Company contributions	1,012	916
Plan participants contributions	216	150
Benefit paid	(1,228)	(1,066)
Fair value of plan assets at the end of the year	$ 0	$ 0

Presented below is a table of projected benefit payments from the plan, net of expected retiree contributions.

Years ended June 30,	With Medicare Part D Subsidy	Without Medicare Part D Subsidy	Medicare Part D Subsidy
		(In thousands)	
2006	$ 1,706	$ 1,781	$ 75
2007	$ 1,843	$ 1,992	$150
2008	$ 2,019	$ 2,185	$167
2009	$ 2,160	$ 2,347	$186
2010	$ 2,180	$ 2,378	$198
2011-2015	$11,412	$11,711	$299

Expected benefit payments (net of retiree contributions) $1,561

Note 7. Employee Stock Ownership Plan

The Farmer Bros. Co. Employee Stock Ownership Plan (ESOP) was established in 2000 to provide benefits to all employees. The plan is a leveraged ESOP in which Company is the lender. The loan will be repaid from the Company's discretionary plan contributions over a fifteen year term with a variable rate of interest, 4.85% at June 30, 2005.

	As of and for the years ended June 30,		
	2005	2004	2003
Loan amount (in thousands)	$59,242	$ 64,567	$ 24,237
Shares purchased	—	1,286,430	778,500

Shares are held by the plan trustee for allocation among participants as the loan is repaid. The unencumbered shares are allocated to participants using a compensation-based formula. Subject to vesting requirements, allocated shares are owned by participants and shares are held by the plan trustee until the participant retires.

The Company reports compensation expense equal to the fair market price of shares committed to be released to employees in the period in which they are committed. The cost of shares purchased by the ESOP which have not been committed to be released or allocated to participants are shown as a contra-equity account "Unearned ESOP Shares" and are excluded from earnings per share calculations.

During the fiscal years ended June 30, 2005, 2004 and 2003 the Company charged $6,127,000, $4,234,000 and $3,098,000 to compensation expense related to the ESOP. The difference between cost and fair market value of committed to be released shares, which was $44,000, $1,282,000 and $1,171,000 for the years ended June 30, 2005, 2004 and 2003, respectively, is recorded as additional paid-in capital.

	June 30,	
	2005	2004
Allocated shares	636,572	400,110
Committed to be released shares	119,434	106,140
Unallocated shares	2,242,671	2,494,250
Total ESOP shares	2,998,677	3,000,500
	(In thousands)	
Fair value of ESOP shares	$66,751	$75,013

Note 8. Income Taxes

The current and deferred components of the provision for income taxes consist of the following:

	June 30,		
	2005	2004	2003
	(In thousands)		
Current federal	$ (1,703)	$ 4,753	$ 8,030
Current state	(689)	78	1,923
Total current provision	$ (2,392)	$ 4,831	$ 9,953
Deferred federal	$ (1,165)	$ (1,402)	$ 3,775
Deferred state	(2,345)	(134)	214
Total deferred provision	$ (3,510)	$ (1,536)	$ 3,989
Total tax provision	$ (5,902)	$ 3,295	$13,942

A reconciliation of the provision for income taxes to the statutory federal income tax expense is as follow.

	June 30, 2005	2004	2003
	(In thousands)		
Statutory tax rate	34%	35%	35%
Income tax (benefit) expense at statutory rate	$ (3,852)	$ 5,594	$13,150
State income tax (net federal tax benefit)	(696)	831	1,389
Life insurance proceeds	0	(1,476)	0
Dividend income exclusion	(819)	(821)	(808)
Valuation allowance	1,379	0	0
Results of state exams	(2,492)	(896)	211
Other (net)	578	63	0
	$ (5,902)	$ 3,295	$13,942
Income taxes paid	$ 2,356	$ 3,443	$10,429

The primary components of temporary differences which give rise to the Company's net deferred tax assets are as follows:

	June 30, 2005	2004
	(In thousands)	
Deferred tax assets:		
Postretirement benefits	$ 11,664	$ 10,572
Accrued liabilities	3,121	2,893
Capital loss carryover	4,427	0
Other	780	65
Total deferred tax assets	$ 19,992	$ 13,530
Deferred tax liabilities:		
Pension assets	$ (7,040)	$ (6,566)
Unrealized gain on investments	(2,759)	(1,176)
Other	(3,370)	(3,914)
Total deferred tax liabilities	$ (13,169)	$ (11,656)
Valuation allowance	(1,379)	0
Net deferred tax assets	$ 5,444	$ 1,874

The Company has approximately $10.2 million and $15.5 million of federal and state capital loss carry forwards, respectively, that will expire on June 30, 2010, unless previously utilized. A valuation allowance of $1.4 million has been established to reflect the amount of deferred tax asset related to the capital loss carry forward for which management believes realization is uncertain.

Note 9. Other Current Liabilities

Other current liabilities consist of the following:

	June 30, 2005	June 30, 2004
	(In thousands)	
Accrued workers' compensation liabilities	$2,725	$2,758
Dividends payable	1,608	1,527
Other (including net taxes payable)	597	316
	$4,930	$4,601

Note 10. Commitments and Contingencies

The Company incurred rent expense of approximately $779,000, $753,000, and $736,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively, and is obligated under leases for branch warehouses. Some leases have renewal options that allow the Company, as lessee, to extend the lease at the Company's option for one or two years at a pre-agreed rental rate. The Company also has operating leases for computer hardware with terms that do not exceed three years.

Future minimum lease payments for future fiscal years are as follows:

	(In thousands)
2006	$ 783
2007	535
2008	241
2009	110
2010	21
Total	$1,690

The Company is a party to various pending legal and administrative proceedings. It is management's opinion that the outcome of such proceedings will not have a material impact on the Company's financial position, results of operations, or cash flows.

Note 11. Equity

On December 24, 2003, the Company purchased the 443,845 shares (4,438,450 shares post-split) of its common stock held by the Crowe Family and related trusts for approximately $111 million, or approximately $250.00 per share $(25.00 per share post-split). Concurrently with this purchase, the Company offered its Employee Stock Ownership Plan (ESOP) the opportunity to acquire 124,939 shares (1,249,390 shares post-split) at the same price. This portion of the transaction was completed on January 11, 2004 when the Company issued said shares to the ESOP.

On February 17, 2004, the Company was reincorporated as a Delaware corporation by merger into a wholly-owned Delaware corporation. The total number of shares of capital stock authorized is 25,500,000, consisting of 25,000,000 shares of common stock, par value $1.00 per share and 500,000 shares of preferred stock par value $1.00 per share.

On March 04, 2004, the Board of Directors declared a ten-for-one stock split in the form of a one-time stock dividend. The Board acted after the Company completed its Delaware reincorporation, which authorized enough shares to enable the stock split. Each stockholder of record received nine additional shares for every share of Farmer Bros. stock held at the close of business on the record date of April 23, 2004.

These transactions are summarized as follows.

	Number of Shares	
	Pre-Split	Split Adjusted
Beginning shares outstanding at June 30, 2003	1,926,414	19,264,140
Purchase of capital stock	(443,845)	(4,438,450)
Issue capital stock	124,939	1,249,390
Stock split	14,467,572	
Ending shares outstanding At June 30, 2004	16,075,080	16,075,080

Following the effective date of the stock split, the par value of the common stock remained $1.00 per share. As a result the common stock in the accompanying consolidated balance sheet increased as of the effective date by $14,468,000 with a corresponding decrease to additional paid-in-capital. These transactions are reflected in the accompanying consolidated statement of stockholders' equity for the year ended June 30, 2004.

Per share amounts included in the accompanying consolidated statements of operations and in the notes to the consolidated financial statements have been retroactively adjusted for all periods presented to reflect the ten-for-one stock split, unless otherwise noted.

No shares of the Company's preferred stock have been issued.

Note 12. Quarterly Financial Data (Unaudited)

(In thousands except per share data; all per share disclosures have been split adjusted.)

	September 30 2004	December 31 2004	March 31 2005	June 30 2005
Net sales	$46,708	$51,220	$50,271	$50,221
Gross profit	$29,239	$30,298	$29,343	$26,576
Income (loss) from operations	$ 1,002	$ 699	$ (2,167)	$ (6,117)
Net income (loss)	$ 1,497	$ (4,068)	$ 856	$ (3,712)
Net income per common shares	$ 0.11	$ (0.30)	$ 0.06	$ (0.27)

	September 30 2003	December 31 2003	March 31 2004	June 30 2004
Net sales	$45,665	$51,511	$49,069	$47,345
Gross profit	$29,632	$32,573	$30,581	$29,398
Income (loss) from operations	$ 1,057	$ 3,124	$ 743	$ (1,161)
Net income	$ 2,511	$ 2,565	$ 5,603	$ 2,008
Net income per common shares	$ 0.14	$ 0.15	$ 0.42	$ 0.15

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosures.

As of June 30, 2005, our management, with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures pursuant to Rules 13(a)-15(e) and 15(d)-15(e) promulgated under the Exchange Act. Based upon this evaluation, our chief executive officer and our chief financial officer concluded that, as of June 30, 2005, our disclosure controls and procedures were (1) designed to ensure that material information relating to our company is accumulated and made known to our management, including our chief executive officer and chief financial officer, in a timely manner, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management believes, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control deficiencies and instances of fraud, if any, within a company have been detected.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f). With the participation of the chief executive officer and chief financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2005.

Ernst & Young LLP, an independent registered public accounting firm, has audited our management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2005, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) during our fiscal quarter ended June 30, 2005, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Farmer Bros. Co. and Subsidiary

We have audited management's assessment, included in the accompanying "Management Report on Internal Control over Financial Reporting," that Farmer Bros. Co. and Subsidiary maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Farmer Bros. Co. and Subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Farmer Bros. Co. and Subsidiary maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Farmer Bros. Co. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2005 of Farmer Bros. Co. and Subsidiary and our report dated September 7, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
September 7, 2005

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2005.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended June 30, 2005, its officers, directors and ten percent shareholders complied with all applicable Section 16(a) filing requirements, with the exception of those filings listed in the Registrant's Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2005.

Item 11. Executive Compensation

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2005.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2005.

Item 13. Certain Relationships and Related Transactions

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2005.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be subsequently incorporated herein by reference to our Proxy Statement expected to be dated and filed with the SEC on or before October 28, 2005.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) List of Financial Statements and Financial Statement Schedules:

1. Financial Statements included in Item 8:

   Consolidated Balance Sheets as of June 30, 2005 and 2004.

   Consolidated Statements of Operations for the Years Ended June 30, 2005, 2004 and 2003.

   Consolidated Statements of Cash Flows for the Years Ended June 30, 2005, 2004 and 2003.

   Consolidated Statements of Stockholders' Equity For the Years Ended June 30, 2005, 2004 and 2003.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedules: Financial Statement Schedules are omitted as they are not applicable, or the required information is given in the consolidated financial statements and notes thereto.

3. The exhibits to this Annual Report on Form 10-K are listed on the accompanying index to exhibits and are incorporated herein by reference or are filed as part of the Annual Report on Form 10-K.

Each management contract or compensation plan required to be filed as an exhibit is identified by an asterisk (*).

(b) Exhibits: See Exhibit Index

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMER BROS. CO.

By: /s/ GUENTER W. BERGER
Guenter W. Berger,
Chairman, President and Chief Executive Officer
Date: September 13, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ GUENTER W. BERGER Guenter W. Berger	Chairman, President and Chief Executive Officer (principal executive officer)	September 13, 2005
/s/ JOHN E. SIMMONS John E. Simmons	Treasurer and Chief Financial Officer (principal financial and accounting officer)	September 13, 2005
/s/ LEWIS A. COFFMAN Lewis A. Coffman	Director	September 13, 2005
/s/ THOMAS A. MALOOF Thomas A. Maloof	Director	September 13, 2005
/s/ JOHN H. MERRELL John H. Merrell	Director	September 13, 2005
/s/ JOHN SAMORE, JR. John Samore, Jr.	Director	September 13, 2005
/s/ CAROL FARMER WAITE Carol Farmer Waite	Director	September 13, 2005
/s/ KENNETH R. CARSON Kenneth R. Carson	Director	September 13, 2005

EXHIBIT INDEX

3.1	Certificate of Incorporation (filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).
3.2	Bylaws (filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).
4	Certificate of Designations of Series A Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 17, 2005 and incorporated herein by reference).
4.1	Rights Agreement dated March 17, 2005 by and between Farmer Bros. Co. and Wells Fargo Bank, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 17, 2005 and incorporated herein by reference).
10.1	The Farmer Bros. Co. Pension Plan for Salaried Employees (filed as an exhibit to the Form 10-K for the year ended June 30, 2002 and incorporated herein by reference).*
10.2	The Farmer Bros. Co. Incentive Compensation Plan (filed as an exhibit to the Form 10-K for the year ended June 30, 2002 and incorporated herein by reference).*
10.3	The Farmer Bros. Co. Employee Stock Ownership Plan (filed as an exhibit to the Form 10-K for the year ended June 30, 2002 and incorporated herein by reference).*
10.4	Farmer Bros. Co. Employee Stock Ownership Plan Amendment 2 (filed as an exhibit to the Form 10-Q for the quarter ended December 31, 2003 and incorporated herein by reference).*
10.5	Farmer Bros. Co. Employee Stock Ownership Plan Amendment 3 (filed as an exhibit to the Form 10-Q for the quarter ended December 31, 2003 and incorporated herein by reference).*
10.6	Loan Agreement dated July 21, 2003 between the Company and Wells Fargo Bank, Trustee of the Farmer Bros Co. Employee Stock Ownership Plan (filed as an exhibit to the Form 10-Q for the quarter ended December 31, 2003 and incorporated herein by reference).
10.7	Form of Change in Control Severance Agreements entered into with each of the following officers: Guenter Berger, Michael J. King and John E. Simmons (filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2005 and incorporated herein by reference).*
14.	Code of Ethics of Principal Executive Officer and Principal Accounting Officer. (filed herewith)
21.	Subsidiaries of the registrant. (filed herewith)
31.1	Principal Executive Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
31.2	Principal Financial Officer Certification Pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)
99.1	List of properties. (filed herewith)

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DIRECTORS AND OFFICERS

FARMER BROS. CO. • 20333 SOUTH NORMANDIE AVENUE • TORRANCE, CALIFORNIA

DIRECTORS

GUENTER W. BERGER
Chairman, President and Chief Executive Officer
Farmer Bros. Co.

LEWIS A. COFFMAN
Vice President, Retired
Farmer Bros. Co.

JOHN H. MERRELL
Certified Public Accountant
Hutchinson and Bloodgood LLP

THOMAS A. MALOOF
Independent Consultant

JOHN SAMORE, JR.
Independent Consultant and CPA

KENNETH R. CARSON
Vice President, Retired
Farmer Bros. Co.

CAROL FARMER WAITE
Retired Teacher
Fountain Valley School District

OFFICERS

GUENTER W. BERGER
Chairman, President and Chief Executive Officer

MICHAEL J. KING
Vice President
Restaurant and Institutional Sales Division

JOHN E. SIMMONS
Treasurer and Chief Financial Officer

JOHN M. ANGLIN
Secretary
Attorney at Law
Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP

LEGAL COUNSEL

ANGLIN, FLEWELLING, RASMUSSEN, CAMPBELL & TRYTTEN LLP
199 South Los Robles Avenue, Suite 600
Pasadena, California 91101

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ERNST & YOUNG LLP
725 South Figueroa Street
Fifth Floor
Los Angeles, California 90017

TRANSFER AGENT AND REGISTRAR

WELLS FARGO BANK MN, N.A.
Shareholder Services Department
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139


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